Exhibit 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

ATTENDS HEALTHCARE HOLDINGS, LLC,

ATTENDS HEALTHCARE, INC.

AND

DOMTAR CORPORATION

DATED AS OF August 12, 2011

5.20	Suppliers and Customers	28
5.21	Title to Assets	29
5.22	Condition and Sufficiency of Assets	29
5.23	Inventory	29
5.24	Accounts Receivable	29
5.25	Labor Relations	29
5.26	Product Liability	30
5.27	Internal Controls	30
5.28	Brokers	30
5.29	Exclusivity of Representations	31

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF THE BUYER		31

6.1	Organization	31
6.2	Binding Obligation	31
6.3	No Defaults or Conflicts	31
6.4	No Authorization or Consents Required	32
6.5	Brokers	32
6.6	Sufficient Funds	32
6.7	Litigation	32
6.8	Buyer’s Reliance	32
6.9	Investment Purpose	33

ARTICLE 7 COVENANTS		33

7.1	Conduct of Business of the Company	33
7.2	Access to Information; Confidentiality; Public Announcements	35
7.3	Filings and Authorizations; Consummation	36
7.4	Resignations	38
7.5	Further Assurances	38
7.6	Officer and Director Indemnification	38
7.7	Termination of Affiliate Obligations	39
7.8	Exclusivity	39
7.9	Waiver of Conflicts Regarding Representation	39
7.10	Employee Matters	39
7.11	Escrow Agreement	40
7.12	Restrictive Covenant Agreement	41
7.13	Tax Matters	41

ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER		41

8.1	Representations and Warranties Accurate	41
8.2	Performance	42
8.3	Officer’s Certificate	42
8.4	Legal Prohibition	42
8.5	HSR Act; Governmental Approvals	42
8.6	Stock Certificates	43
8.7	Payoff Letters	43
8.8	FIRPTA Affidavit	43
8.9	No Material Adverse Effect	43

8.10	Audited Financial Statements	43
8.11	Secretary’s Certificates	43
8.12	Escrow Agreement	44
8.13	Restrictive Covenant Agreement	44

ARTICLE 9 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER		44

9.1	Representations and Warranties Accurate	44
9.2	Performance	44
9.3	Officer Certificate	44
9.4	Legal Prohibition	44
9.5	HSR Act; Governmental Approvals	44
9.6	Escrow Agreement	45

ARTICLE 10 TERMINATION		45

10.1	Termination	45
10.2	Survival After Termination	46

ARTICLE 11 INDEMNIFICATION		46

11.1	Survival	46
11.2	Indemnification by the Seller; Indemnification by the Buyer	46
11.3	Limitations on Indemnification	48
11.4	Indemnification Claim Process	49
11.5	Indemnification Procedures for Non-Third Party Claims	51
11.6	Exclusive Remedy	51
11.7	Calculation of Losses; Limitations	51
11.8	Tax Treatment of Indemnity Payments	52
11.9	Subrogation	52
11.10	Indemnity Escrow	52

ARTICLE 12 MISCELLANEOUS		53

12.1	Expenses	53
12.2	Amendment	53
12.3	Entire Agreement	53
12.4	Headings	53
12.5	Notices	53
12.6	Exhibits and Schedules	54
12.7	Waiver	55
12.8	Binding Effect; Assignment	55
12.9	No Third Party Beneficiary	55
12.10	Counterparts	55
12.11	Release	55
12.12	Governing Law and Jurisdiction	56
12.13	Dispute Resolution	56
12.14	Consent to Jurisdiction and Service of Process	56
12.15	WAIVER OF JURY TRIAL	56
12.16	Conveyance Taxes	57
12.17	Specific Performance	57

12.18	Severability	57

ANNEXES AND EXHIBITS

Exhibit A	Assumed Indebtedness Rules
Exhibit B	Working Capital Rules
Exhibit C	Form of Escrow Agreement

SCHEDULES

Schedule 1.1(a)	Cap/Indemnity Escrow Amount
Schedule 1.1(b)	Knowledge of the Company
Schedule 1.1(c)	Permitted Encumbrances
Schedule 4.3	Seller Defaults or Conflicts
Schedule 4.4	Seller Governmental Authorizations or Consents Required
Schedule 4.5	Seller Ownership of Company
Schedule 5.1	Company Subsidiary Foreign Qualification
Schedule 5.2(a)	Company Capitalization
Schedule 5.3(a)	Company Subsidiaries
Schedule 5.5	Company Defaults or Conflicts
Schedule 5.6	Governmental Authorizations Required
Schedule 5.7(b)	Absence of Undisclosed Liabilities
Schedule 5.8(a)	Intellectual Property Rights
Schedule 5.8(b)	Exceptions to Intellectual Property Rights
Schedule 5.8(e)	Violation of Intellectual Property Rights
Schedule 5.10	Contracts
Schedule 5.11	Litigation
Schedule 5.12	Taxes
Schedule 5.13	Permits
Schedule 5.14(a)	Employee Benefit Plans
Schedule 5.14(e)	Liabilities Under Medical or Death Benefit Plans
Schedule 5.15	Environmental Compliance
Schedule 5.16	Insurance Policies
Schedule 5.17	Real Property
Schedule 5.18	Affiliate Transactions
Schedule 5.19	Certain Changes or Events
Schedule 5.20(a)	Suppliers
Schedule 5.20(b)	Customers
Schedule 6.3	Buyer Defaults or Conflicts
Schedule 6.4	Authorizations and Consents Required by the Buyer
Schedule 7.1	Conduct of Business of the Company
Schedule 7.7	Termination of Affiliate Obligations
Schedule 7.12	Parties to Restrictive Covenant Agreements

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (the “Agreement”), dated as of August 12, 2011, by and among Attends Healthcare Holdings, LLC, a Delaware limited liability company (the “Seller”), Attends Healthcare, Inc., a Delaware corporation (the “Company”), and Domtar Corporation, a Delaware corporation (the “Buyer”).

RECITALS

WHEREAS, as of the date hereof, the Seller is the record owner of all of the shares of Common Stock (hereinafter defined) of the Company (the “Shares”).

WHEREAS, the Seller wishes to sell to the Buyer, and the Buyer wishes to purchase from the Seller, all of the Shares upon the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.

“Affiliate” means as to any Person (a) any Person which directly or indirectly controls, is controlled by, or is under common control with such Person, and (b) any Person who is a director, officer, partner or principal of such Person or of any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting stock, by contract or otherwise.

“Antitrust Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Assumed Indebtedness” means all Indebtedness of the Company and each Company Subsidiary existing as of the Closing that is not being repaid at the Closing under Section 2.2 hereof.

“Assumed Indebtedness Rules” means the rules set forth on Exhibit A attached hereto.

“Audited Balance Sheet” shall have the meaning as set forth in the definition of Financial Statements.

“Audited Financial Statements” shall have the meaning as set forth in the definition of Financial Statements.

“Base Amount” shall have the meaning as set forth in the definition of Working Capital Overage.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York or Greenville, North Carolina are authorized or required by law or executive order to close.

“Buyer Specified Representations” means the Buyer’s representations and warranties in Section 6.1 (Organization) and Section 6.2 (Binding Obligations).

“Cap” means, at any determination time, an amount equal to the amount, if any, by which the amount set forth on Schedule 1.1(a) exceeds the sum of (x) the aggregate amounts distributed from the Indemnity Escrow Amount to the Buyer Indemnitees pursuant to and in accordance with Section 11.10 (Indemnity Escrow) of this Agreement and the Escrow Agreement and (y) any amounts paid by Seller to the Buyer Indemnitees under Article 11 of this Agreement other than from the Indemnity Escrow Amount (which amount shall only be a positive number).

“Closing Working Capital” means the Working Capital as of the close of business in Greenville, North Carolina on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Common Stock” means the common stock, $0.01 par value, of the Company.

“Company Expenses” means all fees and expenses of the Company or the Seller related to the transactions contemplated by this Agreement, including the fees and expenses of Paul, Weiss, to the extent not paid prior to the Closing.

“Company Specified Representations” means the Seller’s and the Company’s representations and warranties in Section 5.2 (Capitalization of the Company), Section 5.3 (Subsidiaries) and Section 5.4 (Binding Obligations).

“Credit Facilities” means (a) that certain Amended and Restated Credit and Security Agreement, dated as of March 30, 2010, by and among the Company, Attends Healthcare Products, Inc., and Wells Fargo, as amended, supplemented or otherwise modified from time to time, and (b) that certain Financing Agreement, dated as of March 30, 2010, by and among the Company, Attends Healthcare Products, Inc., Regiment, and the other parties thereto, as amended, supplemented or otherwise modified from time to time.

“Credit Facilities Payoff Amount” means the amount of outstanding principal and accrued but unpaid interest, fees, expenses and other amounts payable (including any prepayment, change of control or similar penalties, if any) as of the close of business in Greenville, North Carolina on the Closing Date under the Credit Facilities.

“Current Assets” means, as of any date, the consolidated current assets of the Company and each Company Subsidiary, classified in accordance with GAAP, as adjusted by Exhibit B.

“Current Liabilities” means, as of any date, the consolidated current liabilities of the Company and each Company Subsidiary, classified in accordance with GAAP, as adjusted by Exhibit B.

“date hereof” and “date of this Agreement” means the date first written above.

“Encumbrance” means any and all liens, encumbrances, charges, mortgages, options, pledges, restrictions on transfer, security interests, hypothecations, easements, rights-of-way or encroachments of any nature whatsoever, whether voluntarily incurred or arising by operation of law.

“Environment” means any environmental medium or natural resource, including ambient air, indoor air, surface water, groundwater, drinking water, sediment, surface and subsurface strata and plant and animal life including biota, fish and wildlife.

“Environmental Claims” means any written claims, notice of noncompliance or violation and legal proceedings by any Governmental Authority or Person alleging potential liability arising under any Environmental Law.

“Environmental Laws” means any applicable United States federal, state, provincial, local or municipal statute, law, rule, regulation, ordinance, code, policy (to the extent such policy is binding on the applicable Governmental Authority) or rule of common law and any judicial or administrative interpretation thereof including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the Environment, including any law relating to the use, transportation, storage, disposal, release or threatened release of any Hazardous Substance, or to health and safety as they may be affected by the release of, or exposure to, any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any entity which is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code) or the regulations under Section 414(o) of the Code, any of which includes the Company or any Company Subsidiary.

“Financial Statements” means (i) the audited consolidated balance sheets of the Company and the Company Subsidiaries as of June 30, 2010 and June 30, 2009, and the related consolidated statements of operations, shareholders’ deficit and cash flows of the Company and the Company Subsidiaries for the years ended June 30, 2010 and June 30, 2009, together with the notes and schedules thereto (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of June 30, 2011 (the “Interim Balance Sheet”) and the related consolidated statements of income, shareholders’ equity and cash flows of the Company and the Company Subsidiaries for the twelve (12) months ended June 30, 2011 (the “Unaudited Financial Statements”). The audited consolidated balance sheet of the Company and the Company Subsidiaries as of June 30, 2010 is referred to herein as the “Audited Balance Sheet.”

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government, or any government authority, agency, department, board, tribunal, commission or instrumentality of the United States of America, any foreign government, any state of the United States of America, or any municipality or other political subdivision thereof, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any governmental or non-governmental self-regulatory organization, agency or authority.

“Greenville Lease” means that certain standard lease, dated November 1, 2007 between Attends Healthcare Products, Inc. and 1029 Old Creek LLC, 1070 Northpoint L.L.C., 2500 Highland LLC and 3201 L.L.C., as amended, supplemented or otherwise modified from time to time.

“Hazardous Substance” means any toxic substance, hazardous material, dangerous substance, pollutant, contaminant, petroleum, petroleum based substance, asbestos containing material, PCBs, waste, or chemical waste, including any substance defined by or regulated under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., the Clean Water Act, 33 U.S.C. §1251 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., the Safe Drinking Water Act, 42 U.S.C. §300f et seq., the Hazardous Materials Transportation Act, 49 U.S.C. §1801 et seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001 et seq., the Oil Pollution Act, 15 U.S.C. §2601 et seq., and any state or local equivalents thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“IRS” means the United States Internal Revenue Service.

“Indebtedness” means, of any Person, without duplication, (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) amounts owing as deferred purchase price for property or services, including all seller notes and “earn-out” payments, (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iv) obligations under any interest rate, currency or other hedging agreement, (v) obligations under any performance bond or letter of credit, but only to the extent drawn or called prior to the Closing Date, (vi) all capitalized lease obligations as determined under GAAP (including any capitalized lease obligations under the Medline Agreement), (vii) guarantees with respect to any indebtedness of any other Person of a type described in clauses (i) through (vi) above, (viii) the Credit Facilities, (ix) the Greenville Lease and (x) for clauses (i) through (ix) above, all accrued interest thereon, if any, and any termination fees, prepayment penalties, “breakage” cost or similar payments associated with the repayments of such Indebtedness on the Closing Date to the extent paid on the Closing Date. For the avoidance of doubt, Indebtedness shall not include (A) any obligations under any performance bond or letter of credit to the extent undrawn or uncalled, (B) any Indebtedness included in the calculation of Current Liabilities in the determination of Closing Working Capital, (C) any intercompany Indebtedness of the Company and the Company Subsidiaries, (D) any Indebtedness incurred by the Buyer and its Affiliates (and subsequently assumed by the Company or any Company Subsidiary) on the Closing Date, (E) any endorsement of negotiable instruments for collection in the ordinary course of business, (F) any deferred revenue, and (G) all liabilities under any agreement between the Company or any Company Subsidiary, on the one hand, and the Buyer or any of its Affiliates, on the other hand.

“Indemnitor” means any party hereto from which any Indemnitee is seeking indemnification pursuant to the provisions of this Agreement.

“Intellectual Property” means all registered or unregistered (a) patents and patent applications, whether or not patents are issued on such applications and whether or not such patents or applications are modified, withdrawn or resubmitted; (b) trademarks, service marks, trade names, logos and trade dress, together with the goodwill associated therewith; (c) copyrights; (d) URLs, Internet domain names, computer software programs (including source code and object code), industrial designs, proprietary know-how, confidential business information, business methods, electronic databases, trade secrets, formulae; (e) Inventions, processes and designs (whether or not patentable or reduced to practice), and (f) any other intellectual property rights.

“Interim Balance Sheet” shall have the meaning as set forth in the definition of Financial Statements.

“knowledge of the Company” or any similar phrase means (a) the actual knowledge of the individuals identified on Schedule 1.1(b); and (b) all facts that such individuals should know if they had exercised reasonable diligence based on their applicable positions.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to, or would reasonably be expected to be materially adverse to, the business, results of operations, condition (financial or otherwise) or assets of the Company and the Company Subsidiaries, taken as a whole; provided, however, that “Material Adverse Effect” shall not include the impact on such business, results of operations, condition (financial or otherwise) or assets arising out of or attributable to (i) conditions or effects that generally affect the industries in which the Company and the Company Subsidiaries operate (including legal and regulatory changes), (ii) general economic conditions affecting the United States, (iii) effects resulting from changes affecting capital market conditions in the United States (including in each of clauses (i), (ii) and (iii) above, any effects or conditions resulting from an outbreak or escalation of hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case whether or not involving the United States), (iv) effects arising from changes in laws or accounting principles, (v) effects relating to the announcement of the execution of this Agreement or the transactions contemplated hereby, or (vi) any breach of this Agreement by the Buyer; provided, further, however, that any condition or effect referred to in clauses (i), (ii) or (iii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such condition or effect has a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and the Company Subsidiaries conduct their businesses. For the avoidance of doubt, a Material Adverse Effect shall be measured only against past performance of the Company and the Company Subsidiaries, taken as a whole, and not against any forward-looking statements, financial projections or forecasts of the Company or the Company Subsidiaries.

“Medline Agreement” means that certain Equipment Lease and Supply Agreement between Medline Industries, Inc., an Illinois corporation, and Attends Healthcare Products, Inc., a Delaware corporation effective May 1, 2008, as amended, supplemented or otherwise modified from time to time.

“Other Representations” means the Seller’s and the Company’s representations and warranties in Section 5.12 (Taxes), Section 5.15 (Environmental Compliance) and Section 5.21 (Title to Assets).

“Permitted Encumbrances” means, (i) Encumbrances granted in favor of Wells Fargo or Regiment pursuant to the Credit Facilities (which Encumbrances shall be removed on the Closing Date), (ii) Encumbrances for taxes, assessments and other government charges not yet due and payable or which are being contested in good faith by appropriate proceedings, (iii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Encumbrances arising in the ordinary course of business of the

Company and the Company Subsidiaries, consistent with past practices, (iv) Encumbrances relating to the transferability of securities under applicable securities laws, (v) (a) Encumbrances in favor of lessors under the Leases or encumbering the interests of lessors in the Real Property and/or (b) subleases or licenses of the Real Property made by the Company or the Company Subsidiaries, (vi) in the case of Real Property, easements, rights of way, zoning ordinances and other similar Encumbrances that do not otherwise materially detract from the value or current use of the applicable Real Property, and (vii) the Encumbrances set forth on Schedule 1.1(c).

“Person” means any individual, corporation (including any not for profit corporation), general or limited partnership, limited liability partnership, joint venture, estate, trust, firm, company (including any limited liability company or joint stock company), association, organization, entity or Governmental Authority.

“Regiment” means Regiment Capital Special Situations Fund IV, L.P., a Delaware limited partnership.

“Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representatives” means, with respect to any Person, any director, officer, agent, employee, general partner, member, stockholder, advisor or representative of such Person.

“Seller Specified Representations” means the Seller’s representations and warranties in Section 4.1 (Organization), Section 4.2 (Binding Obligations) and Section 4.5 (The Shares).

“Subsidiary” means, of a specified Person, any corporation, partnership, limited liability company, limited liability partnership, joint venture, or other legal entity of which the specified Person (either alone and/or through and/or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the voting stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body, of such legal entity or of which the specified Person controls the management.

“Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, duties, levies or like assessments, together with all penalties, fines, and additions to tax and interest thereon.

“Tax Returns” means any report, declaration, return, information return, claim for refund, election, disclosure, estimate or statement supplied or required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Third Party Claim” means any claim or demand for which an Indemnitor may be liable to an Indemnitee hereunder which is asserted by a third party.

“Unaudited Financial Statements” shall have the meaning as set forth in the definition of Financial Statements.

“Wells Fargo” means Wells Fargo Bank, National Association.

“Working Capital” means, at any date, all Current Assets minus all Current Liabilities as of such date.

“Working Capital Rules” means the rules set forth on Exhibit B attached hereto.

“Working Capital Overage” shall exist when (and shall be equal to the amount by which) the Working Capital Estimate exceeds $9,500,000 (the “Base Amount”).

“Working Capital Underage” shall exist when (and shall be equal to the amount by which) the Base Amount exceeds the Working Capital Estimate.

1.2 Other Capitalized Terms. The following terms shall have the meanings specified in the indicated section of this Agreement:

Term	Section
2011 Audited Financial Statements	8.10
2011 Bonus Plan	7.10(c)
Accounting Firm	2.3(b)
Agreement	Preamble
Basket Amount	11.3(c)
Buyer	Preamble
Buyer Adjustment Amount	2.3(c)
Buyer Indemnitee	11.2(a)
Claims Notice	11.4(b)
Closing	3.1
closing agreement	5.12(l)(ii)
Closing Date	3.1
COBRA	5.14(d)
Company	Preamble
Company Plans	5.14(a)
Company Subsidiaries	5.3
Company Subsidiary	5.3
Confidentiality Agreement	7.2(b)
Cut-Off Date	11.1(a)
DeMinimis Losses	11.3(b)
Equitable Exceptions	4.2
Escrow Agent	7.11
Escrow Agreement	7.11
Estimated Assumed Indebtedness Amount	2.1(c)
Estimated Company Expenses	2.1(c)
Estimated Purchase Price	2.1(a)
Final Assumed Indebtedness	2.3(c)
Final Purchase Price	2.1(a)(iii)(D)
Final Working Capital	2.3(c)
First Meeting	12.13
Foreign Plan	5.14(a)
Indemnitee	11.2(b)
Indemnitees	11.2(b)
Indemnity Escrow Account	2.2(c)
Indemnity Escrow Amount	2.2(b)
Information	7.2(b)
Insurance Policies	5.16
Inventions	5.8(g)
IP License	5.8(a)
Leases	5.17
Losses	11.2(a)
Material Contracts	5.10
Multiemployer Plan	5.14(b)
Notice of Disagreement	2.3(b)
Paul, Weiss	7.9
Permits	5.13
proceedings	5.12(d)
Real Property	5.17
Registered Owned Intellectual Property	5.8(a)
Reserved Amount	11.10(a)
Restrictive Covenant Agreement	7.12
Securities Act	6.9

Term	Section
Seller	Preamble
Seller Adjustment Amount	2.3(c)
Seller Indemnitee	11.2(b)
Shares	Recitals
Statement	2.3(a)
Termination Date	10.1(ii)
Working Capital Estimate	2.1(c)

1.3 Interpretive Provisions. Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) references herein to any contract or agreement (including this Agreement) mean such contract or agreement as amended, supplemented or modified from time to time in accordance with the terms thereof;

(j) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(k) references herein to any law or any license mean such law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time; and

(l) references herein to any law shall be deemed also to refer to all rules and regulations promulgated thereunder.

ARTICLE 2

CALCULATION OF PURCHASE PRICE AND PAYMENT

2.1 Purchase and Sale of the Shares.

(a) The “Estimated Purchase Price” shall be equal to:

(i) $315,000,000,

(ii) plus the Working Capital Overage, if any,

(iii) minus the sum of:

(A) the Credit Facilities Payoff Amount;

(B) the Estimated Company Expenses;

(C) the Estimated Assumed Indebtedness Amount; and

(D) the Working Capital Underage, if any.

The Estimated Purchase Price shall be subject to adjustment following the Closing pursuant to Section 2.3 hereof (the Estimated Purchase Price as so adjusted, the “Final Purchase Price”).

(b) At the Closing provided for in Article 3, upon the terms and subject to the conditions of this Agreement, the Seller shall sell, transfer and deliver to the Buyer, and the Buyer shall purchase from the Seller, the Shares for an amount equal to the Estimated Purchase Price.

(c) At least five (5) Business Days prior to the Closing Date, the Chief Financial Officer of the Company shall deliver to the Buyer a good faith estimate of (i) Closing Working Capital prepared in accordance with the Working Capital Rules and the resulting Working Capital Overage or Working Capital Underage (the “Working Capital Estimate”), (ii) the amount of Assumed Indebtedness prepared in accordance with the Assumed Indebtedness Rules (the “Estimated Assumed Indebtedness Amount”), and (iii) the Company Expenses (the “Estimated Company Expenses”), in each case reasonably satisfactory to the Buyer.

2.2 Transactions to be Effected at the Closing. At the Closing, the following transactions shall be effected by the parties:

(a) The Seller shall deliver to the Buyer certificates representing the Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer Tax stamps, if any, affixed;

(b) The Buyer shall pay to the Seller by wire transfer of immediately available funds to a bank account designated in writing by the Seller (such designation to be made at least two (2) Business Days prior to the Closing Date), (i) the Estimated Purchase Price minus (ii) the amount set forth on Schedule 1.1(a) (the “Indemnity Escrow Amount”);

(c) The Buyer shall deliver to the Escrow Agent, for deposit in an escrow account (the “Indemnity Escrow Account”), the Indemnity Escrow Amount, to be held by the Escrow Agent in a separate escrow account and distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement and the applicable provisions of this Agreement;

(d) The Buyer shall, on behalf of the Company and/or the applicable Company Subsidiary, deliver to Wells Fargo and Regiment, by wire transfer of immediately available funds to such bank accounts designated pursuant to the payoff letters delivered pursuant to Section 8.7 hereof, an amount equal to the Credit Facilities Payoff Amount; and

(e) The Buyer shall, on behalf of the Company and/or the applicable Company Subsidiary, deliver to the appropriate payees, by wire transfer of immediately available funds to such bank accounts designated in writing by the Company (such designation to be made at least two (2) Business Days prior to the Closing Date) an aggregate amount sufficient to pay the Estimated Company Expenses.

2.3 Purchase Price Adjustment.

(a) Within ninety (90) days after the Closing Date, the Buyer shall deliver to the Seller a statement (the “Statement”) of the Closing Working Capital and the Assumed Indebtedness, in each case prepared in accordance with the Working Capital Rules and the Assumed Indebtedness Rules, as applicable. The Buyer shall not amend, supplement or modify the Statement following its delivery to the Seller. The Buyer and the Seller acknowledge that no adjustments shall be made to the Base Amount.

(b) The Statement shall become final and binding upon the parties on the thirtieth (30th) day following the date on which the Statement was delivered to the Seller, unless the Seller delivers written notice of its disagreement with the Statement (a “Notice of Disagreement”) to the Buyer prior to such date. Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) only include good faith disagreements based on Closing Working Capital and/or Assumed Indebtedness not being calculated in accordance with the Working Capital Rules or the Assumed Indebtedness Rules, as applicable. If a Notice of Disagreement is received by the Buyer in a timely manner, then the Statement (as revised in accordance with this sentence) shall become final and binding upon the Seller and the Buyer on the earlier of (A) the date the Seller and the Buyer resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date any disputed matters are finally resolved in writing by the Accounting Firm. During the fourteen (14)-day period following the delivery of a Notice of Disagreement, the Seller and the Buyer shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. If at the end of such fourteen (14)-day period the Seller and the Buyer have not resolved in writing the matters specified in the Notice of Disagreement, the Seller and the Buyer shall submit to an independent accounting firm (the “Accounting Firm”) for arbitration, in accordance with the standards set forth in this Section 2.3, only matters that remain in dispute. The Accounting Firm shall be such nationally recognized independent public accounting firm as shall be agreed upon by the Seller and the Buyer in writing. The Seller and the Buyer shall use reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to the Accounting Firm within thirty (30) days of the receipt of such submission. The scope of the disputes to be resolved by the Accounting Firm shall be limited to fixing mathematical errors and determining whether the items in dispute were determined in accordance with the Working Capital Rules or the Assumed Indebtedness Rules, as applicable, and the Accounting Firm is not to make any other determination, including any determination as to whether the Base Amount, Working Capital Estimate, the final physical inventory count referenced in Exhibit B (if applicable) or the Estimated Assumed Indebtedness Amount are correct. The Accounting Firm’s decision shall be based solely on written submissions by the Seller and the Buyer and their respective representatives and not by independent review and shall be final and binding on all of the parties hereto. The Accounting Firm may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Accounting Firm incurred pursuant to this Section 2.3 shall be borne equally as between the Seller, on the one hand, and the Buyer, on the other hand.

(c) For the purposes of this Agreement, “Final Working Capital” means the Closing Working Capital and “Final Assumed Indebtedness” means the Assumed Indebtedness, in each case as finally agreed or determined in accordance with Section 2.3(b). The Estimated Purchase Price shall be increased (any such increase, the “Seller Adjustment Amount”) by the sum of (i) the amount, if any, that the Final Working Capital exceeds the Working Capital Estimate and (ii) the amount, if any, that the Estimated Assumed Indebtedness Amount exceeds the Final Assumed Indebtedness. The Estimated Purchase Price shall be decreased (any such decrease, the “Buyer Adjustment Amount”) by the sum of (i) the amount, if any, that the Working Capital Estimate exceeds the Final Working Capital and (ii) the amount, if any, that the Final Assumed Indebtedness exceeds the Estimated Assumed Indebtedness Amount. If the Seller Adjustment Amount exceeds the Buyer Adjustment Amount by more than $300,000, the Buyer shall, within five (5) Business Days after the Final Working Capital and the Final Assumed Indebtedness are determined, make payment by wire transfer of immediately available funds to the Seller in the amount by which the Seller Adjustment Amount exceeds the Buyer Adjustment Amount. If the Buyer Adjustment Amount exceeds the Seller Adjustment Amount by more than $300,000, the Seller shall, within five (5) Business Days after the Final Working Capital and the Final Assumed Indebtedness are determined, make payment by wire transfer of immediately available funds to the Buyer in the amount by which the Buyer Adjustment Amount exceeds the Seller Adjustment Amount. Upon payment of the amounts provided in this Section 2.3(c), none of the parties hereto may make or assert any claim under this Section 2.3.

(d) No actions taken by the Buyer, on its own behalf or on behalf of the Company or the Company Subsidiaries, on or following the Closing Date shall be given effect for purposes of determining the Closing Working Capital or Assumed Indebtedness. During the period of time from and after the delivery of the Statement by the Buyer through the final determination of Closing Working Capital and Assumed Indebtedness in accordance with this Section 2.3, the Buyer shall afford, and shall cause the Company and the Company Subsidiaries to afford, to the Seller and any accountants, counsel or financial advisers retained by the Seller in connection with the review of Closing Working Capital and Assumed Indebtedness in accordance with this Section 2.3, direct access during normal business hours upon reasonable advance notice to all the properties, books, contracts, personnel, representatives (including the Company’s accountants) and records of the Company, the Company Subsidiaries and such representatives (including the work papers of the Company’s accountants) relevant to the review of the Statement and the Buyer’s determination of Closing Working Capital and Assumed Indebtedness in accordance with this Section 2.3.

ARTICLE 3

THE CLOSING

3.1 Closing; Closing Date. The closing of the sale and purchase of the Shares contemplated hereby (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, at 10:00 a.m. local time, on the last day of the calendar month which includes the first (1st) Business Day after the date that all of the conditions to the Closing set forth in Articles 8 and 9 (other than those conditions which, by their terms, are to be satisfied or waived at the Closing) shall have been satisfied or waived by the party entitled to waive the same, or at such other time, place and date that the Seller and the Buyer may agree in writing; provided, however, if the date of the Closing would otherwise occur on September 30, 2011, then such date shall occur on September 30, 2011 and the Closing shall be deemed effective as of 12:01 a.m. on October 1, 2011. The date upon which the Closing occurs is referred to herein as the “Closing Date.”

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth on the Schedules, the Seller represents and warrants to the Buyer as follows:

4.1 Organization. The Seller is duly organized, validly existing and in good standing (or the equivalent thereof) under the laws of the jurisdiction in which it is organized.

4.2 Binding Obligations. The Seller has all requisite organizational authority and power to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby and the execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Seller and no other proceedings on the part of the Seller is necessary to authorize the execution and delivery and performance of this Agreement by the Seller. This Agreement has been duly executed and delivered by the Seller and, assuming that this Agreement constitutes the legal, valid and binding obligations of the Buyer and the Company, constitutes the legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with its terms, except to the extent that the enforceability thereof may be limited by: (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity (collectively, the “Equitable Exceptions”).

4.3 No Defaults or Conflicts. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Seller and performance by the Seller of its obligations hereunder (i) do not result in any violation of the applicable organizational documents of the Seller; (ii) except as set forth on Schedule 4.3, do not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, or create in any party the right to accelerate, terminate, modify or cancel any agreement or instrument to which the Seller is a party or by which it is bound or to which its properties are subject; and (iii) do not violate any existing applicable law, rule, regulation, judgment, order or decree of any Governmental Authority having jurisdiction over the Seller or any of its properties; provided, however, that no representation or warranty is made in the foregoing clause (ii) with respect to matters that, individually or in the aggregate, would not reasonably be expected to materially impair the Seller’s ability to consummate the transactions contemplated hereby.

4.4 No Governmental Authorization Required. Except for applicable filing requirements under the HSR Act or as otherwise set forth in Schedule 4.4, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by the Seller in connection with the due execution, delivery and performance by the Seller of this Agreement and the consummation by the Seller of the transactions contemplated hereby.

4.5 The Shares. Schedule 4.5 sets forth the Seller’s record ownership of the Company’s capital stock as of the date hereof. Other than the shares of capital stock of the Company listed on Schedule 4.5 hereto, the Seller has no other equity interests or rights to acquire equity interests in the Company or the Company Subsidiaries. The Seller has good and valid title to the Shares, free and clear of all Encumbrances, except (i) Permitted Encumbrances against the Shares all of which will be discharged on or prior to the Closing Date, (ii) Encumbrances on transfer imposed under applicable securities laws and (iii) Encumbrances created by the Buyer’s or its Affiliate’s acts. Assuming the Buyer has the requisite power and authority to be the lawful owner of the Shares, upon delivery to the Buyer at the Closing of certificates representing the Shares, duly endorsed by the Seller for transfer to the Buyer, and upon receipt of the Estimated Purchase Price by the Seller, good and valid title to the Shares will pass to the Buyer, free and clear of any Encumbrances, other than those arising from acts of the Buyer or its Affiliates and Encumbrances on transfer imposed under applicable securities laws.

4.6 Litigation. There is no claim, action, suit or legal proceeding pending or, to the knowledge of the Seller, threatened against the Seller, before any Governmental Authority which seeks to prevent the Seller from consummating the transactions contemplated by this Agreement.

4.7 Exclusivity of Representations. The representations and warranties made by the Seller in this Agreement are the exclusive representations and warranties made by the Seller. The Seller hereby disclaims any other express or implied representations or warranties. The Seller is not, directly or indirectly, making any representations or warranties regarding pro-forma financial information or financial projections relating the Company or the Company Subsidiaries.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the Schedules, each of the Seller and the Company represents and warrants to the Buyer as follows:

5.1 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its organization. Each Company Subsidiary is duly incorporated, validly existing and in good standing under the laws of the state of its organization. The Company and each Company Subsidiary have all requisite organizational power and authority to own, lease and operate their respective properties and carry on their business as presently owned or conducted. Except as set forth on Schedule 5.1, the Company and each Company Subsidiary have been qualified, licensed or registered to transact business as a foreign corporation and is in good standing (or the equivalent thereof) in each jurisdiction in which the ownership or lease of property or the conduct of their business requires such qualification, license or registration, except where the failure to be so qualified, licensed or registered or in good standing (or the equivalent thereof) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or result in a material adverse effect on the Company’s or the Company Subsidiaries’ ability to consummate the transactions contemplated hereby. The Company has delivered to the Buyer true and correct copies of the charter and by-laws for the Company and each Company Subsidiary as in effect on the date hereof.

5.2 Capitalization of the Company.

(a) Schedule 5.2(a) sets forth a complete and accurate list of the authorized, issued and outstanding capital stock of the Company. There are no other shares of capital stock or other equity securities of the Company authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), calls or commitments of any character whatsoever, relating to the capital stock of, or other equity or voting interest in, the Company, to which the Company or any of the Company Subsidiaries is a party or is bound requiring the issuance, delivery or sale of shares of capital stock of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of, or other equity or voting interest in, the Company to which the Company is a party or is bound. The Company has no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the stockholders of the Company on any matter. There are no contracts to which the Company is a party or by which it is bound to (x) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interest in, the Company or (y) vote or dispose of any shares of capital stock of, or other equity or voting interest in, the Company. There are no irrevocable proxies and no voting agreements with respect to any shares of capital stock of, or other equity or voting interest in, the Company.

(b) All of the issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereto.

5.3 Subsidiaries. (a) Schedule 5.3(a) sets forth a complete and accurate list of the name and jurisdiction of each of the Company’s Subsidiaries (each a “Company Subsidiary,” and collectively, the “Company Subsidiaries”) and the authorized, issued and outstanding capital stock of each Company Subsidiary. Each of the outstanding shares of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and non-assessable and is directly owned of record by the Company or a Company Subsidiary (as noted on Schedule 5.3(a)), free and clear of any Encumbrances other than (i) Permitted Encumbrances, all of which will be discharged on or prior to the Closing Date, (ii) Encumbrances on transfer imposed under applicable securities law and (iii) Encumbrances created by the Buyer’s or its Affiliates’ acts. There is no other capital stock or equity securities of any Company Subsidiary authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever to which any Company Subsidiary is a party or may be bound requiring the issuance, delivery or sale of shares of capital stock of any Company Subsidiary. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of, or other equity or voting interest in, any Company Subsidiary to which the Company or a Company Subsidiary is bound. No Company Subsidiary has any authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of such Company Subsidiary on any matter. There are no contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound to (i) repurchase, redeem or otherwise acquire any shares of the capital stock of, or other equity or voting interest in, any Company Subsidiary or (ii) vote or dispose of any shares of the capital stock of, or other equity or voting interest in, any Company Subsidiary. There are no irrevocable proxies and no voting agreements with respect to any shares of the capital stock of, or other equity or voting interest in, any Company Subsidiary.

(b) Neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock of, or equity ownership or voting interest in, any Person (other than a Company Subsidiary).

5.4 Binding Obligations. The Company has all requisite corporate authority and power to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all required corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement constitutes the legal, valid and binding obligation of the Buyer, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

5.5 No Defaults or Conflicts. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company or the Seller and performance by the Company or the Seller of its respective obligations hereunder (i) does not result in any violation of the Certificate of Incorporation or By-laws (or other applicable governing documents) of the Company or any Company Subsidiary; (ii) except as set forth on Schedule 5.5, does not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, or create in any party the right to accelerate, terminate, modify or cancel any Material Contract or Lease; and (iii) does not violate any existing applicable law, rule, regulation, judgment, order or decree of any Governmental Authority having jurisdiction over the Company, the Company Subsidiaries or any of their respective properties; provided, however, that no representation or warranty is made in the foregoing clause (iii) with respect to matters that would not, individually or in the aggregate, reasonably be expected to be material to the operation or financial condition of the business of the Company and the Company Subsidiaries, taken as a whole.

5.6 No Governmental Authorization Required. Except for applicable filing requirements under the HSR Act or as otherwise set forth in Schedule 5.6, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by the Company in connection with the due execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby.

5.7 Financial Statements. (a) The consolidated balance sheets included in the Financial Statements fairly present, in all material respects, the consolidated financial position of the Company and each Company Subsidiary as of their respective dates, and the other related statements included in the Financial Statements, in all material respects, fairly present the results of their consolidated operations and cash flows for the periods indicated, in each case in accordance with GAAP applied on a consistent basis, with only such deviations from such accounting principles and/or their consistent application as are referred to in the notes to the Financial Statements and subject, in the case of the Unaudited Financial Statements, to normal year-end audit adjustments and the absence of related notes. The Financial Statements, including the footnotes thereto, have been prepared from the books and records of the Company and have been prepared in accordance with GAAP consistently applied.

(b) Except (i) as set forth in Schedule 5.7(b), (ii) to the extent set forth in the Statement, (iii) as fully reflected or provided for in the Audited Balance Sheet or the Interim Balance Sheet, (iv) for liabilities incurred in the ordinary course of business, consistent with past practice, since the date of the Interim Balance Sheet, (v) for liabilities and obligations arising under contracts which are not attributable to any failure by the Company or any Company Subsidiary to comply with the terms thereof, and (vi) as would not, individually or in the aggregate, be material, the Company and the Company Subsidiaries do not have any liabilities, Indebtedness, debts, obligations of any nature (whether known or unknown, absolute, accrued, contingent or otherwise) that are required by GAAP to be reflected or reserved against in a balance sheet of the Company and the Company Subsidiaries.

(c) Except as set forth in the Audited Financial Statements, neither the Company nor any Company Subsidiary maintains any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities and Exchange Commission.

5.8 Intellectual Property.

(a) Schedule 5.8(a) sets forth (i) all Intellectual Property owned by the Company or any Company Subsidiary that is registered, issued or subject to a pending application for registration or issuance (“Registered Owned Intellectual Property”) and (ii) all material license agreements relating to Intellectual Property to which the Company or any Company Subsidiary is a party (other than licenses for “off-the-shelf” or other software widely available on generally standard terms and conditions) (each such license, an “IP License”).

(b) Except as set forth on Schedule 5.8(b), the Company or a Company Subsidiary, as applicable, owns, is licensed to use or otherwise has the right to use (in the manner currently used in connection with the operation of its business as of the date hereof) all of the Intellectual Property material to the operation or financial condition of the business of the Company and the Company Subsidiaries, taken as a whole, as of the date hereof, free and clear of any Encumbrances other than Permitted Encumbrances. Each IP License to which the Company or a Company Subsidiary is a party (i) is a legal and binding obligation of the Company or such Company Subsidiary, as applicable, and, to the knowledge of the Company, the other relevant parties thereto and (ii) is in full force and effect and, to the knowledge of the Company, enforceable in accordance with the terms thereof in all material respects.

(c) The use of the Intellectual Property owned by the Company or any Company Subsidiary as currently used in connection with the operation of its business as of the date hereof does not infringe or misappropriate any Intellectual Property of any other Person that is valid, enforceable and unexpired as of the date hereof. There is no action initiated by any Person pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary concerning the infringement or misappropriation of any Intellectual Property of any other Person.

(d) Neither the validity of, nor the Company’s or the applicable Company Subsidiary’s title to, any Registered Owned Intellectual Property, or any other material Intellectual Property owned by the Company or any Company Subsidiary is being challenged in any litigation to which the Company or a Company Subsidiary is a party, nor, to the knowledge of the Company, is any such litigation threatened.

(e) Except as set forth on Schedule 5.8(e), to the knowledge of the Company, no Person is materially infringing or violating any of the Intellectual Property owned by the Company or any Company Subsidiary, and the manufacture, marketing, license, distribution, sale and use of products sold by the Company or a Company Subsidiary, as applicable, as of the date hereof, does not violate in any material respect any IP License to which the Company or a Company Subsidiary is a party.

(f) All statements contained in all applications prepared by the Company or any Company Subsidiary for the registration of its Registered Owned Intellectual Property are to the knowledge of the Company, true, correct and complete in all material respects.

(g) To the knowledge of the Company, each of the officers, directors and employees of the Company and any Company Subsidiary, and of Company’s or Company Subsidiary’s consultants and independent contractors have disclosed to the Company or Company Subsidiary in writing all inventions, ideas, improvements, devices, computer programs, trade secrets, know how, confidential manufacturing methods and the like relating to its business and conceived or developed by such Persons (“Inventions”). Each of such Persons is, to the extent permitted under applicable laws, contractually obligated to disclose and assign all rights in the Inventions to the Company or Company Subsidiary and to cooperate with the Company or Company Subsidiary in obtaining and perfecting ownership of patents, copyrights, and other statutory or other rights for the Inventions, and all such assignments have been executed to vest in the Company or Company Subsidiary full right, title and interest in any and all Inventions.

(h) No government funding, facilities of a university, college, or other educational institution or research center was used in the creation or development of the Registered Owned Intellectual Property. To the knowledge of the Company, no current or former employee, consultant or independent contractor who was directly involved in, or who contributed directly to, the creation or development of any Registered Owned Intellectual Property has performed services for any Governmental Authority, a university, college, or other educational institution or research center, during a period of time in which such employee, consultant or independent contractor was also performing services used in the creation or development of Intellectual Property for the Company or Company Subsidiary. The Company or Company Subsidiary is not party to any contract, license or agreement with any Governmental Authority that grants to such Governmental Authority, a university, college, or other educational institution or research center, any right or license with respect to the Registered Owned Intellectual Property.

5.9 Compliance with the Laws. The Company and each Company Subsidiary is (and has been at all times during the past two (2) years) in material compliance with all applicable federal, state, foreign, provincial, county, municipal, local laws, ordinances and regulations, including any applicable healthcare laws, ordinances and regulations. No representation or warranty is given under this Section 5.9 with respect to Taxes, ERISA or Environmental Laws, which matters are covered exclusively under Sections 5.12, 5.14 and 5.15, respectively.

5.10 Contracts. Schedule 5.10 lists or describes, as of the date hereof, and copies have been delivered to the Buyer of, all contracts, agreements and instruments (other than Company Plans, Leases and purchase orders) to which the Company or any Company Subsidiary is a party or to which their respective assets, property or business are bound or subject as of the date hereof, (a) which have resulted in payments by the Company or any Company Subsidiary of more than $500,000 in the twelve (12) calendar months ended June 30, 2011, or payments to the Company or any Company Subsidiary of more than $500,000 in the twelve (12) calendar months ended June 30, 2011; (b) which relate to Indebtedness, including surety bonds, performance bonds and letters of credit; (c) which are partnership, joint venture or similar agreements; (d) which relate to acquisitions or dispositions of a material portion of the assets or stock of any Person

(whether by merger, sale of stock, sale of asset or otherwise) after January 1, 2007 other than in the ordinary course of business consistent with past practices; (e) which restrict the Company or any Company Subsidiary from engaging in any aspect of its business anywhere in the world; (f) which involve any standstill or similar arrangement in effect on the date hereof; (g) which contain a right of first refusal, first offer or first negotiation; (h) which grant any exclusive relationship or right to any third party; (i) which grant any “most-favored nation” or similar status to any third party; (j) which require the Company or any Company Subsidiary to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions to which the Company or any Company Subsidiary is subject; (k) pursuant to which the Company or any Company Subsidiary sells any of its products directly to any healthcare facility, or (l) which are outside of the ordinary course of business, and are not otherwise disclosed pursuant to clauses (a) through (k), and are material to the operation or financial condition of the business of the Company and the Company Subsidiaries, taken as a whole (collectively, the contracts listed on Schedule 5.10 are referred to herein as the “Material Contracts”). With respect to all Material Contracts, neither the Company, any Company Subsidiary nor, to the knowledge of the Company, any other party to any such contract is in material breach thereof or default thereunder, and there does not exist under any thereof any event which, with the giving of notice or the lapse of time, would constitute such a material breach or default by the Company, any Company Subsidiary or, to the knowledge of the Company, any other party.

5.11 Litigation. Except as set forth in Schedule 5.11, as of the date hereof, there are no material claims, actions or legal proceedings pending, or to the knowledge of the Company, threatened against the Company or any Company Subsidiary or any material portion of their respective properties or assets before any Governmental Authority against or involving the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is subject to any unsatisfied order, judgment, injunction, ruling, decision, award or decree of any Governmental Authority.

5.12 Taxes. Except as set forth on Schedule 5.12:

(a) All income Tax Returns and all other material Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary have been timely (within any applicable extension periods) filed, and all such Tax Returns are true, complete and correct in all material respects.

(b) The Company and the Company Subsidiaries have fully and timely paid all Taxes shown to be due on the Tax Returns referred to in Section 5.12(a), and all other material Taxes required to be paid, and have made adequate provision for any Taxes that are not yet due and payable, for all taxable periods, or portions thereof, ending on or before the date hereof.

(c) All material deficiencies for Taxes asserted or assessed in writing against the Company or the Company Subsidiaries have been fully and timely (within any applicable extension periods) paid, settled, or adequately reserved against on the face of the respective balance sheets included in the Financial Statements in accordance with GAAP.

(d) Neither the Company nor any Company Subsidiary has received written notice of any proposed or threatened Tax proceeding, examination, investigation, audit or administrative or judicial proceeding (for purposes of this Section 5.12, “proceedings”) against, or with respect to any Taxes of, the Company or any Company Subsidiary, and no such proceedings are currently pending. No claim has been made by any Governmental Authority in a jurisdiction in which the Company or any Company Subsidiary does not file a Tax Return that the Company or any Company Subsidiary is or may be subject to taxation by such jurisdiction.

(e) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company or any Company Subsidiary for any taxable period and no request for any such waiver or extension is currently pending.

(f) There are no liens for Taxes upon the assets or properties of the Company or any Company Subsidiary, other than liens for current Taxes not yet due and payable or that are being contested in good faith and are adequately reserved against on the face of the respective balance sheets included in the Financial Statements in accordance with GAAP.

(g) The Company and the Company Subsidiaries have each withheld from their respective employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate Governmental Authority proper and accurate amounts in all material respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable laws and have each complied in all material respects with all Tax information reporting provisions of all applicable laws.

(h) Neither the Company nor any Company Subsidiary is a party to or is bound by any Tax sharing, allocation, indemnification, or similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries). Neither the Company nor any Company Subsidiary (A) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(i) Neither the Company nor any Company Subsidiary has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the transactions contemplated by this Agreement are also a part, a “distributing corporation” or a

“controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(j) Neither the Company nor any Company Subsidiary has been a party to a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Section 1.6011-4(b)(1) of the Treasury Regulations.

(k) There are currently no limitations on the net operating losses, net capital losses, or credits of the Company or any Company Subsidiary, including under Sections 382, 383, 384 or 269 of the Code.

(l) Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii) installment sale or open transaction disposition made on or prior to the Closing Date;

(iv) election by the Company under Section 108(i) of the Code; or

(v) prepaid amount received on or prior to the Closing Date.

5.13 Permits. The Company and each Company Subsidiary have all material consents, authorizations, registrations, waivers, privileges, exemptions, qualifications, quotas, certificates, filings, franchises, licenses, notices, permits and rights required for the lawful conduct of the Company’s and each Company Subsidiary’s businesses as presently conducted, or the lawful ownership of properties and assets or the operation of their businesses as conducted on the date hereof (collectively, “Permits”). Schedule 5.13 contains a true and complete list of such Permits, including their respective dates of issuance and expiration. All such Permits are in full force and effect, and no revocation, suspension, lapse or limitation of any such Permit (other than expiration upon the end of the applicable term) is pending or, to the knowledge of the Company, threatened.

5.14 Employee Benefit Plans.

(a) Schedule 5.14(a) contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), stock purchase, stock option, restricted stock, stock appreciation rights, restricted stock unit, welfare, medical, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, profit sharing, pension, retirement and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any current or former employee, officer, director or contractor of the Company or any Company Subsidiary and/or their spouses and dependents has or may have any present or future right to benefits or under which the Company or any Company Subsidiary has or may have any present or future liability (contingent or otherwise). All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.”

(b) With respect to each Company Plan (other than any “multiemployer plan” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”)), the Seller has made available to the Buyer a current copy (or, to the extent no such copy exists, a description) thereof and, to the extent applicable: (i) any related trust agreement; (ii) the most recent IRS determination letter; (iii) the most recent summary plan description, and (iv) for the most recent plan year (A) the Form 5500 and attached schedules and (B) audited financial statements.

(c) Neither the Company nor any Company Subsidiary nor any ERISA Affiliates have now, or at any time within the previous six (6) years, maintained, contributed to or had any liability (contingent or otherwise) with respect to (i) any “employee benefit plan” (as defined in Section 3(3) of ERISA) subject to Sections 412 or 430 of the Code or Section 302 or Title IV of ERISA, (ii) any Multiemployer Plan; (iii) any “pension plan” as defined under Section 3(2) of ERISA that is not qualified under Section 401(a) of the Code; or (iv) any multiple employer plan within the meaning of Section 413(c) of the Code or Sections 4063, 4064 or 4066 of ERISA.

(d) No Company Plan is a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(e) (i) Each Company Plan (other than a Multiemployer Plan) has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations, except as would result in a liability which is not material to the Company; (ii) each Company Plan which is intended to be qualified within the meaning of Code Section 401(a) so qualifies and its related trust is tax-exempt or a timely application has been filed and remains pending with respect thereto, and to the knowledge of the Company nothing has occurred since the date of the most recent favorable determination letter or application with respect thereto that could reasonably be expected to cause the loss of such qualification or tax-exempt status; and (iii) for each Company Plan that is a “welfare plan” within the meaning of ERISA Section 3(1), and except as set forth in Schedule 5.14(e), neither the Company nor any Company Subsidiary has any liability or obligation under any plan which provides medical or death benefits with respect to current or former employees, officers, directors or contractors of the Company or any

Company Subsidiary beyond their termination of employment (other than coverage mandated by Section 4980B of the Code (“COBRA”) or other applicable law and at the sole expense of the applicable participant).

(f) With respect to any Company Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or threatened and (ii) to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the operation or financial condition of the business of the Company and the Company Subsidiaries, taken as a whole.

(g) All contributions, premiums or payments which are due under each Company Plan have been paid by the applicable due date or within any extension period permitted by law and all such contributions, premiums and payments for which the due date will be after the Closing Date are properly accrued, except, as would not, individually or in the aggregate, reasonably be expected to be material to the operation or financial condition of the business of the Company and the Company Subsidiaries, taken as a whole.

(h) (i) All required reports and descriptions (including Form 5500 Annual Reports, summary annual reports and summary plan descriptions) with respect to the Company Plans have been properly and timely filed with the appropriate governmental authority and/or distributed to participants as required by applicable law and (ii) the Company and its Company Subsidiaries have complied with the requirements of COBRA and all similar Laws, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the operation or financial condition of the business of the Company and the Company Subsidiaries, taken as a whole.

(i) With respect to each Company Plan, (i) there have been no non-exempt “prohibited transactions” as defined in Section 406 of ERISA or Section 4975 of the Code, (ii) no “fiduciary” (as defined in Section 3(21) of ERISA) has any material liability for breach of any fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Plan, and (iii) no investigations or other proceedings by any governmental authority with respect to any Company Plan or any of the assets thereof are pending or threatened, and there exists no facts or circumstances that would give rise to or could be expected to give rise to any such investigations or proceedings.

(j) None of the assets of the Company or any Company Subsidiary are subject to any lien that has occurred or exists in connection with any Company Plan, including, without limitation, any lien under Section 302 of ERISA or Sections 412 or 430 of the Code.

(k) Each Company Plan that is subject to Section 409A of the Code is in compliance and has been operated and administered in compliance with

Section 409A of the Code except, as would not, individually or in the aggregate, reasonably be expected to be material to the operation or financial condition of the business of the Company and the Company Subsidiaries, taken as a whole, or to any other party thereto. No violation of Section 409A has occurred with respect to any Company Plan.

(l) Each employee and contractor of the Company and its Company Subsidiaries has been properly classified as such for purposes of the Company Employee Plans and tax withholding purposes, except, as would not, individually or in the aggregate, reasonably be expected to be material to the operation or financial condition of the business of the Company and the Company Subsidiaries, taken as a whole.

(m) Except as set forth in Schedule 5.14(a), neither the Company nor any Company Subsidiary is a party to any oral or written (i) agreement with any employee, officer, director or other contractor providing any term of employment or compensation guarantee or providing severance benefits or other benefits after termination of employment or service; (ii) agreement or plan binding on the Company or any Company Subsidiary, any of the benefits of which shall be increased, or the vesting or payment of benefits of which shall be accelerated, by the occurrence of any of the transactions contemplated by this Agreement; or (iii) agreement or plan binding on the Company or any Company Subsidiary that will result in or satisfy conditions for the payment of any compensation that would, alone or in connection with any other payment or event, result in an “excess parachute payment” within the meaning of Section 280G(b) of the Code or constitute or involve a prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) or a breach of fiduciary responsibility within the meaning of Section 502(l) of ERISA or otherwise violate Part IV of Subtitle B of Title I of ERISA. There are no contracts or arrangements that provide for any gross-up payments to any current or former employee, director or consultant of the Company or any of its Company Subsidiary to cover any liability for tax under Sections 4999 or 409A of the Code.

(n) Except as would not, individually or in the aggregate, be or reasonably be expected to be material to the operation or financial condition of the business of the Company and the Company Subsidiaries, taken as a whole, with respect to each plan, program, policy, arrangement or agreement maintained or contributed to by, or entered into with, the Company or any Company Subsidiary with respect to current or former employees, officers, directors or contractors employed or serving outside the United States (each, a “Foreign Plan”), (i) each Foreign Plan is in compliance with the applicable provisions of the laws and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction applicable to such Foreign Plan; (ii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and (iii) the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing.

5.15 Environmental Compliance. Except as set forth on Schedule 5.15, (a) each of the Company and each Company Subsidiary is in material compliance with all applicable Environmental Laws; (b) each of the Company and each Company Subsidiary have all material permits, authorizations and approvals required under any applicable Environmental Laws, and are each in material compliance with their respective requirements; (c) there are no pending or, to the knowledge of the Company, threatened Environmental Claims against the Company or any Company Subsidiary; (d) there has been no Release of Hazardous Materials in material contravention of Environmental Law with respect to the business or assets of the Company or any Company Subsidiary or any real property currently owned, operated or leased by the Company or any Company Subsidiary and to Seller’s knowledge no such Release has occurred on any real property currently owned, operated or leased by the Company or any Company Subsidiary; (e) neither the Company nor any Company Subsidiary has received any written notice that any real property currently or formerly owned, operated or leased in connection with the business of the Company or any Company Subsidiary (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in a material Environmental Claim against the Company or any Company Subsidiary; and (f) the Company has provided to the Buyer any and all material environmental reports, sampling data or site assessments with respect to any real property currently or formerly owned, operated or leased by the Company or any Company Subsidiary which are in the possession, custody or control of the Company or any Company Subsidiary.

5.16 Insurance. Schedule 5.16 contains a complete and accurate list of all material insurance policies (the “Insurance Policies”) with respect to the properties, assets, or business of the Company and the Company Subsidiaries. The Insurance Policies are in full force and effect and all premiums due and payable thereon have been paid in full. True and correct copies of the Insurance Policies have been provided to the Buyer. Neither the Company nor any Company Subsidiary has received either a written notice that could reasonably be expected to be followed by a written notice of cancellation or non-renewal of any Insurance Policy. The Company and the Subsidiaries have given timely notice to the applicable insurer of all material insured claims under the Insurance Policies. There are no material claims related to the properties, assets or business of the Company and the Company Subsidiaries pending under any such Insurance Policies as to which coverage has been denied or disputed in writing (other than such denials, disputes or other reservations received from the insurer in a “reservation of rights” letter, copies of which have been made available to the Buyer).

5.17 Real Property. The Company and the Company Subsidiaries do not own any real property. Schedule 5.17 contains a complete and accurate list of all real property previously owned by the Company or any Company Subsidiary since January 17, 2007. The Company and the Company Subsidiaries, as applicable, have valid leasehold interests in the real property specified on Schedule 5.17 under the heading “Leased Properties” (the “Real Property”). Schedule 5.17 contains a complete and accurate list as of the date hereof of all Real Property leased by the Company and the Company Subsidiaries as lessee, including all subleases and other arrangements relating to the use or occupancy of the Real Property by the Company and the Company Subsidiaries (collectively, the “Leases”). Schedule 5.17 contains a complete and accurate list as of the date hereof of all Leases (and copies thereof have been delivered to the Buyer), as the same may have been amended, supplemented or otherwise modified from time to time. With respect to each Lease, neither the Company, any Company Subsidiary nor, to the knowledge of the Company, any other party to any such Lease is in material breach thereof or default thereunder and there does not exist under any thereof any event which, with the giving of notice or the lapse of time, would constitute such a material breach or default by the Company, any Company Subsidiary or, to the knowledge of the Company, any other party. All of the Leases are, to the knowledge of the Company, in full force and effect. Except as disclosed on Schedule 5.17, neither the Company nor any Company Subsidiary is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any of the Real Property. To the knowledge of the Company, no material improvements constituting a part of the Real Property encroach on real property owned or leased by a Person other than the Company or any Company Subsidiary. There are no claims, actions or legal proceedings pending nor, to the knowledge of the Company, threatened against or affecting the Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

5.18 Affiliate Transactions. Except for employment relationships and compensation, benefits, travel advances and employee loans in the ordinary course of business or as disclosed on Schedule 5.18, neither the Company nor any Company Subsidiary is a party to any agreement with, or involving the making of any payment or transfer of assets to, (a) the Seller, (b) any stockholder, officer, member, partner or director of the Seller, (c) any officer or director of the Company or any Company Subsidiary, (d) any spouse, parent or child (including by adoption) of any of the individuals listed in clause (b) or (c), or (e) any Affiliate of any of the foregoing.

5.19 Absence of Certain Changes or Events. Except as set forth on Schedule 5.19, or as otherwise contemplated by this Agreement, (i) during the period from the date of the Interim Balance Sheet to the date of this Agreement, the Company and each Company Subsidiary have conducted their respective businesses in the ordinary course of business and they have not undertaken, or agreed in writing to undertake, any action of the type described in Section 7.1(c), (e), (f), (g), (h), (i), (j), (k), (l), (n), (o) and (p) of this Agreement and (ii) since the date of the Audited Balance Sheet, there has been no Material Adverse Effect.

5.20 Suppliers and Customers.

(a) Schedule 5.20(a) sets forth the names of the ten largest suppliers of the Company measured by dollar value for the twelve (12) calendar months ended June 30, 2011. As of the date hereof, none of the suppliers listed on Schedule 5.20(a) has notified in writing the Company or any Company Subsidiary that it is (i) canceling or terminating its relationship with the Company or any Company

Subsidiary, or (ii) materially and adversely modifying its relationship with the Company or any Company Subsidiary.

(b) Schedule 5.20(b) sets forth the names of the ten largest customers of the Company measured by dollar value for the twelve (12) calendar months ended June 30, 2011. As of the date hereof, none of the customers listed on Schedule 5.20(b) has notified in writing the Company or any Company Subsidiary that it is (i) canceling or terminating its relationship with the Company or any Company Subsidiary, or (ii) materially and adversely modifying its relationship with any Company or any Company Subsidiary.

5.21 Title to Assets. The Company and the Company Subsidiaries have good and valid title to, or valid leasehold interests in, all material property and assets reflected on the Interim Balance Sheet or acquired after the date of the Interim Balance Sheet, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet. All such properties and assets are free and clear of Encumbrances except for Permitted Encumbrances.

5.22 Condition and Sufficiency of Assets. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company and the Company Subsidiaries, taken as a whole, are in reasonably good operating condition subject to ordinary wear and tear. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company and the Company Subsidiaries, together with all other properties and assets of the Company and the Company Subsidiaries, taken as a whole, are sufficient to enable the Company and the Company Subsidiaries to operate their businesses in substantially the same manner as conducted as of the date hereof, taken as a whole.

5.23 Inventory. All inventory reflected on the Interim Balance Sheet and the inventory acquired after the date thereof consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. No inventory is held on a consignment basis.

5.24 Accounts Receivable. The accounts receivable reflected on the Interim Balance Sheet and the accounts receivable arising after the date thereof have arisen from bona fide transactions entered into by the Company and the Company Subsidiaries involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice. To the knowledge of the Company, the debtors to which such accounts receivable relate are not in or subject to a bankruptcy or insolvency proceeding.

5.25 Labor Relations. Neither the Company nor the Company Subsidiaries are a party to, or bound by, any collective bargaining or other contract with a labor organization representing any of its respective employees, and there are no labor organizations representing, or, to the knowledge of the Company, attempting to represent any employee of the Company or the Company Subsidiaries. As of the date hereof, there are no actual or, to the knowledge of the Company, threatened strikes, slowdowns, work stoppages, lockouts, concerted refusals to work overtime or other similar labor activity or dispute affecting the Company or the Company Subsidiaries or any of their respective employees.

5.26 Product Liability. Neither the Company nor the Company Subsidiaries has received any written notice with respect to any product liability claim against the Company or the Company Subsidiaries asserting that an alleged defect in any product of the Company or the Company Subsidiaries (including, without limitation, any past, prior or discontinued products) caused any material injury to any individual or property.

5.27 Internal Controls. Each of the Company and the Company Subsidiaries maintains a system of internal control over financial reporting sufficient in all material respects to provide reasonable assurance regarding the reliability of such entity’s financial reporting and the preparation of financial statements in accordance with GAAP and to provide reasonable assurance in all material respects that: (a) records are maintained in reasonable detail that accurately and fairly reflect in all material respects the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (b) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that material transactions are being made only in accordance with authorizations of management and/or the board of directors (or equivalent entity) of the Company or the Company Subsidiaries, as applicable; and (c) unauthorized acquisition, use or disposition of the Company’s or any Company Subsidiary’s assets that could have a material effect on such entity’s financial statements are timely detected and/or prevented. To the knowledge of the Company, there are no significant deficiencies or material weaknesses in the design or operation of such system of internal control over financial reporting that are reasonably likely to adversely affect in any material respect the ability of the Company or any of the Company Subsidiaries to record, process, summarize and report financial information. To the knowledge of the Company, since July 1, 2009, there have been no instances of fraud, whether or not material, that involve the Company’s or any of the Company Subsidiary’s management or other employees who have a significant role in such entity’s system of internal control over financial reporting.

5.28 Brokers. Other than J.P. Morgan Securities Inc. (whose fees and expenses will be paid on behalf of the Company at Closing pursuant to Section 2.2(e) hereof), no broker, finder or similar intermediary has acted for or on behalf of the Company or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Company or any Company Subsidiary or any action taken by them.

5.29 Exclusivity of Representations. The representations and warranties made by the Company in this Agreement are the exclusive representations and warranties made by the Company. The Company hereby disclaims any other express or implied representations or warranties. The Company is not, directly or indirectly, making any representations or warranties regarding the pro-forma financial information or financial projections relating the Company or any Company Subsidiary.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Company and the Seller as follows:

6.1 Organization. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with requisite corporate power and authority to own its properties and carry on its business in all material respects as presently owned or conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not reasonably be expected, individually or in the aggregate, to materially impair the Buyer’s ability to effect the transactions contemplated hereby.

6.2 Binding Obligation. The Buyer has all requisite corporate organizational authority and power to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate organizational action on the part of the Buyer and no other corporate proceedings on the part of the Buyer are necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Buyer. This Agreement has been duly executed and delivered by the Buyer and, assuming that this Agreement constitutes the legal, valid and binding obligations of the Seller and the Company, constitute the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

6.3 No Defaults or Conflicts. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Buyer and performance by the Buyer of its obligations hereunder (i) do not result in any violation of the charter or by laws or other constituent documents of the Buyer, and (ii) except as set forth on Schedule 6.3, do not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, or create in any party the right to accelerate, terminate, modify or cancel any indenture, mortgage or loan or any other agreement or instrument to which the Buyer is a party or by which it is bound or to which its properties may be subject, and (iii) do not violate any existing applicable law, rule, regulation, judgment, order or decree or any Governmental Authority having jurisdiction over the Buyer or any of its properties; provided, however, that no representation or warranty is made in the foregoing clause (ii) with respect to matters that would not reasonably be expected, individually or in the aggregate, to materially impair the Buyer’s ability to effect the transactions contemplated hereby.

6.4 No Authorization or Consents Required. Except for applicable filing requirements under the HSR Act or as otherwise set forth in Schedule 6.4, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other Person will be required to be obtained or made by the Buyer in connection with the due execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby.

6.5 Brokers. No broker, finder or similar intermediary has acted for or on behalf of the Buyer in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Buyer or any action taken by the Buyer.

6.6 Sufficient Funds. As of the date of this Agreement, the Buyer has, and as of the Closing Date, will have, sufficient cash in immediately available funds to pay the Estimated Purchase Price, any adjustments to the Estimated Purchase Price under Section 2.3 and all of its fees and expenses in order to consummate the transactions contemplated by this Agreement.

6.7 Litigation. There is no claim, action, suit or legal proceeding pending or to the knowledge of the Buyer, threatened against the Buyer or any material portion of its properties or assets before any Governmental Authority with respect to which there is a substantial possibility of a determination which questions the validity or legality of this Agreement or the transactions contemplated hereby or which seeks to prevent the transactions contemplated hereby or otherwise would reasonably be expected, individually or in the aggregate, to materially impair the Buyer’s ability to effect the transactions contemplated hereby.

6.8 Buyer’s Reliance. The Buyer acknowledges that none of the Seller, the Company or any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Shares, the Company and the Company Subsidiaries furnished or made available to the Buyer and its representatives, except as expressly set forth in Articles 4 and 5 of this Agreement, and none of the Seller or any other Person (including any officer, director, member or partner of the Seller) shall have or be subject to any liability to the Buyer (except in the case of fraud), or any other Person, resulting from the Buyer’s use of any information, documents or material made available to the Buyer in any “data rooms,” management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby. The Buyer acknowledges that, should the Closing occur, the Buyer shall acquire the Company and the Company Subsidiaries without any representation or warranty as to merchantability or fitness for any particular purpose of their respective assets, in an “as is” condition and on a “where is” basis, except as otherwise expressly represented or warranted in Articles 4 and 5 of this Agreement; provided, however, that nothing in this Section 6.8 is intended to limit or modify the representations and warranties contained in Articles 4 and 5. The Buyer acknowledges that, except for the representations and warranties contained in Articles 4 and 5, neither the Company, the Seller nor any other Person has made, and the Buyer has not relied on any other express or implied representation or warranty by or on behalf of the Company or the Seller.

6.9 Investment Purpose. The Buyer will be purchasing the Shares for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities laws. The Buyer acknowledges that the sale of the Shares hereunder has not been registered under the Securities Act of 1933 and the rules promulgated thereunder, as amended (the “Securities Act”) or any state securities laws, and that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto. The Buyer represents that it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

ARTICLE 7

COVENANTS

7.1 Conduct of Business of the Company. Except as contemplated by this Agreement or as otherwise set forth in Schedule 7.1, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, the Company shall, and shall cause the Company Subsidiaries to, conduct their respective business and operations in the ordinary course and, without the prior written consent of the Buyer (which consent shall not be unreasonably withheld or delayed; provided, that the Buyer shall respond as soon as reasonably practicable but in no event later than five (5) Business Days following receipt of the Company’s written request for such response), shall not undertake any of the following actions:

(a) issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (i) additional shares of capital stock of any class of the Company (including the Shares) or any Company Subsidiary, or securities convertible into or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares or other convertible securities of the Company or any Company Subsidiary or (ii) any other securities in respect of, in lieu of, or in substitution for shares of capital stock of the Company (including the Shares) or any Company Subsidiary outstanding on the date hereof;

(b) redeem, purchase or otherwise acquire any outstanding shares of the capital stock of the Company or any Company Subsidiary; provided that nothing in this Agreement shall restrict the Company from paying any cash dividend or making any other cash distribution to the Seller prior to the Closing Date;

(c) adopt any amendment to the Certificate of Incorporation or By-laws of the Company or any Company Subsidiary;

(d) incur any Indebtedness (other than ordinary course borrowings under the Credit Facilities and other performance bonds or letters of credit entered into in the ordinary course of business consistent with past practice);

(e) (i) increase the rate or terms of compensation or benefits of any of its employees, officers, directors or contractors, except as may be required under existing employment agreements, (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not contemplated by any Company Plan to any employee, director, officer or contractor, whether past or present, or (iii) enter into, adopt or amend any employment, bonus, severance or retirement contract or adopt any employee benefit plan, or amend any Company Plan;

(f) (i) except in the ordinary course of business consistent with past practice, sell, lease, transfer or otherwise dispose of, any of its property or assets or (ii) create any Encumbrance (other than a Permitted Encumbrance) on any property or assets;

(g) make any loans, advances or capital contributions, except advances for travel and other normal business expenses to officers and employees in the ordinary course of business consistent with past practices;

(h) materially amend, become subject to, or terminate any contract of the type described in Section 5.10 or any Lease (other than (x) bidding for and entering into contracts with customers or suppliers in the ordinary course of business consistent with past practice, (y) terminations of contracts and Leases as a result of the expiration of the term of such contracts or Leases and (z) renewals of Leases in the ordinary course of business consistent with past practice);

(i) acquire any business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;

(j) write-off as uncollectible any notes or accounts receivable, except write-offs in the ordinary course of business consistent with past practice charged to applicable reserves;

(k) make any change in any method of accounting or auditing practice other than as required by GAAP;

(l) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any Company Subsidiary that would constitute a “mass layoff” or “plant closing” (as defined under the Worker Adjustment and Retraining Notification Act of 1988 and similar state and local laws) or enter into negotiations for the purpose of entering into or making any amendments to any collective bargaining agreement;

(m) enter into any transaction with an Affiliate;

(n) make any capital expenditure other than capital expenditures that are provided for in the annual budget for the fiscal year of the Company ending on June 30, 2012, a copy of which has been previously made available to the Buyer;

(o) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any material Tax claim or assessment, or surrender any right to claim a refund of a material amount of Taxes;

(p) cancel or reduce any insurance coverage other than with respect to any Company Plan in the ordinary course of business consistent with past practice; or

(q) agree in writing to take any of the foregoing actions.

7.2 Access to Information; Confidentiality; Public Announcements.

(a) During the period from the date of this Agreement to the earlier of Closing Date and the termination of the Agreement in accordance with Article 10, the Company shall give the Buyer and its authorized representatives reasonable access during normal business hours to all books, records, offices and other facilities and properties of the Company and each Company Subsidiary as the Buyer, or its authorized representatives, may from time to time reasonably request; provided, however, that any such access shall be conducted in a manner not to interfere unreasonably with the businesses or operations of the Company and the Company Subsidiaries, and the Buyer shall not conduct any invasive sampling or testing with respect to the Real Property. Notwithstanding anything to the contrary in this Agreement, neither the Company nor any Company Subsidiary shall be required to disclose any information to the Buyer, or its authorized representatives, if doing so would violate any agreement or federal, state, provincial, municipal, local or foreign law, rule or regulation to which the Company or any Company Subsidiary is a party or to which the Company or any Company Subsidiary are subject.

(b) Any information provided to or obtained by the Buyer or its authorized representatives pursuant to paragraph (a) above shall be “Information” (herein referred to as “Information”) as defined in the Reciprocal Confidentiality Agreement, dated as of June 9, 2011, by and between Attends Healthcare Products, Inc., on behalf of the Company, and the Buyer (the “Confidentiality Agreement”), and shall be held by the Buyer in accordance with and be subject to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary herein, the terms and provisions of the

Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms therein. In the event of the termination of this Agreement for any reason, the Buyer shall comply with the terms and provisions of the Confidentiality Agreement, including returning or destroying all Information and the non-soliciting of employees of the Company and the Company Subsidiaries. The Confidentiality Agreement shall terminate on the Closing Date.

(c) No party will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto; provided, however, that nothing herein will prohibit any party from issuing or causing publication of any such press release or public announcement to the extent that such disclosure is upon advice of counsel required by law, in which case the party making such determination will, if practicable in the circumstances, use reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of its issuance.

7.3 Filings and Authorizations; Consummation.

(a) Each of the Seller and the Buyer represents and warrants that it has filed the Pre-Merger Notification and Report Form required to be filed under the HSR Act in connection with the transactions contemplated by this Agreement. The Buyer acknowledges and agrees that it shall pay and shall be solely responsible for the payment of all filing fees and other charges for the filing under the HSR Act; provided, however, that fifty percent (50%) of any and all such filing fees paid by the Buyer shall constitute Company Expenses.

(b) Each of the parties hereto, as promptly as practicable, shall make, or cause to be made, all other filings and submissions under laws, rules and regulations applicable to it, or to its Subsidiaries and Affiliates, as may be required for it to consummate the transactions contemplated herein and use its commercially reasonable efforts (which shall not require either party to make any payment or concession to any Person in connection with obtaining such Person’s consent) to obtain, or cause to be obtained, all other authorizations, approvals, consents and waivers from all Persons and Governmental Authorities necessary to be obtained by it, or its Subsidiaries or Affiliates, in order for it to consummate such transactions. In the event the Buyer elects to obtain title insurance reasonably acceptable to Buyer with respect to the Real Property, the Company, and/or the applicable Company Subsidiary shall execute and deliver to the Buyer (i) affidavits as to parties in possession and mechanic’s and materialmen’s liens in form reasonably satisfactory to the Buyer’s title company, and (ii) any other documents reasonably requested by the Buyer and/or the Buyer’s title company necessary for the Buyer to obtain title insurance with respect to the Real Property.

(c) The parties hereto shall coordinate and cooperate with one another in exchanging and providing such information to one another and in making the filings and requests referred to in paragraphs (a) and (b) above. The parties hereto shall supply such reasonable assistance as may be reasonably requested by any other party hereto in connection with the foregoing.

(d) Subject to the Buyer’s compliance with Section 7.3(e), and notwithstanding the foregoing, nothing in this Section 7.3 shall require, or be construed to require, the Buyer or any of its Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of the Buyer, the Company, any Company Subsidiary or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Material Adverse Effect or materially and adversely impact the economic or business benefits to the Buyer of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.

(e) Notwithstanding anything to the contrary herein, if (i) following the date hereof and prior to the Closing, the Buyer or any of its Affiliates acquires or enters into any agreement to acquire (by merger, consolidation, acquisition of equity interests or assets, joint venture or otherwise) the business of any Person which is similar to or competitive with the business of the Company and the Company Subsidiaries (other than pursuant to the transactions contemplated by this Agreement) and (ii) as a result of the actions of the Buyer or its Affiliates under clause (i) above, any order is made by any Governmental Authority or any suit is threatened or instituted challenging any of the transactions contemplated by this Agreement as violative of any Antitrust Law, the Buyer shall take any and all such actions (including, without limitation, agreeing to hold separate or to divest any of the businesses, product lines or assets of the Buyer or any of its Affiliates or of the Company, any Company Subsidiary or their respective Affiliates) as may be required (A) by the applicable Governmental Authority (including, without limitation, the Antitrust Division of the United States Department of Justice or the Federal Trade Commission) in order to resolve such objections as such Governmental Authority may have to such transactions under such Antitrust Law, or (B) by any domestic or foreign court or similar tribunal, in any suit brought by any Person or Governmental Authority challenging the transactions contemplated by this Agreement as violative of any Antitrust Law, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that has the effect of preventing the consummation of the transactions contemplated by this Agreement. If the Buyer or any of its Affiliates takes any of the actions set forth in clause (i) above, it shall not be deemed a failure to satisfy the conditions specified in Sections 8.4 or 9.4, if in any suit brought by any Person or Governmental Authority challenging the transactions contemplated by this Agreement as violative of any Antitrust Law, a court enters or the applicable Governmental Authority makes an order or decree permitting the transactions contemplated by this Agreement, but requiring that any of the businesses, product lines or assets of any of the Buyer or its Affiliates or of the Company, the Company Subsidiaries or their respective Affiliates be divested or held separate by the Buyer, or that would otherwise limit the Buyer’s freedom of action with respect to, or its ability to retain, the Company and the Company Subsidiaries or any portion thereof or any of the Buyer’s or its Affiliates’ other assets or businesses.

(f) Each party hereto shall promptly inform the other parties of any material communication from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding any of the transactions contemplated by this Agreement. If any party or any Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. The Buyer will advise the Company promptly in respect of any understandings, undertakings or agreements (oral or written) which the Buyer proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other Governmental Authority in connection with the transactions contemplated by this Agreement.

7.4 Resignations. The Company shall cause to be delivered to the Buyer on the Closing Date such resignations of members of the Board of Directors and officers of the Company and each Company Subsidiary as requested in writing by the Buyer at least five (5) Business Days prior to the Closing Date, such resignations to be effective concurrently with the Closing.

7.5 Further Assurances. From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, each of the parties hereto shall execute such documents and perform such further acts as may be reasonably required to carry out the provisions hereof and the actions contemplated hereby. Each party shall, on or prior to the Closing Date, use its commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby.

7.6 Officer and Director Indemnification.

(a) The Buyer agrees that all rights to indemnification and exculpation from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of the current or former directors, officers or employees of the Company and the Company Subsidiaries, as provided in the respective certificates of incorporation or by-laws or in indemnification agreements, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing Date.

(b) On the Closing Date, the Seller shall pay for a non-cancelable run-off insurance policy, for a period of six (6) years after the Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all persons who were directors or officers of the Company or any Company Subsidiary on or prior to the Closing Date (which policy shall be of at least the same coverage and amounts and containing terms and conditions that are not materially less advantageous to the directors and officers of the Company or any Company

Subsidiary when compared to the insurance maintained by the Company as of the date hereof).

7.7 Termination of Affiliate Obligations. On or before the Closing Date, except as set forth on Schedule 7.7 hereto and liabilities relating to employment relationships and the payment of compensation and benefits in the ordinary course of business, all liabilities and obligations between the Company or any Company Subsidiary, on the one hand, and one or more of its Affiliates (including the Seller but not including the Company Subsidiaries) on the other hand, including (i) any and all Indebtedness between the Company on the one hand, and one or more of its Affiliates (including the Seller but not including the Company Subsidiaries), on the other hand, and (ii) any and all contracts, agreements and instruments (other than this Agreement and any ancillary agreement contemplated herein) between the Company or any Company Subsidiary on the one hand, and one or more of its Affiliates (including the Seller but not including the Company Subsidiaries), on the other hand, shall be terminated in full, without any liability for the Company or any Company Subsidiary thereof following the Closing.

7.8 Exclusivity. Until the earlier of the Closing and such time as this Agreement is terminated in accordance with Article 10, except for the transactions contemplated by this Agreement, the Seller will not, and will cause the Company, the Company Subsidiaries, and their respective Representatives not to, directly or indirectly, solicit, encourage or enter into any negotiation, discussion, contract, agreement, instrument, arrangement or understanding with any party, with respect to the sale of the Shares or all or substantially all the assets of the Company and the Company Subsidiaries, or any merger, recapitalization or similar transaction with respect to the Company and the Company Subsidiaries or their business.

7.9 Waiver of Conflicts Regarding Representation. Recognizing that Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”) has acted as legal counsel to the Seller, and may be deemed to have acted as legal counsel to the Company and the Company Subsidiaries prior to the Closing, and that Paul, Weiss intends to act as legal counsel to the Seller after the Closing, the Company hereby waives, on its own behalf and agrees to cause the Company Subsidiaries to waive, any conflicts that may arise in connection with Paul, Weiss representing the Seller after the Closing.

7.10 Employee Matters. Except as otherwise set forth in any “change in control” or similar agreement or instrument in effect as of the date hereof:

(a) During the period beginning on the Closing Date and ending on the first (1st) anniversary thereof, the Buyer shall, or shall cause the Company and each Company Subsidiary to, provide (i) a base salary or base wages, annual bonuses, long term incentive opportunities and severance, to each employee of the Company or any Company Subsidiary at an annual rate or amount that is no less than the annual rate or amount of the base salary or base wages, annual bonuses, long term incentive opportunities and severance, that was provided to such employee immediately prior to the Closing and (ii) employee benefits in the aggregate no less favorable to the employees of the Company or any Company Subsidiary, taken as a whole, than the employee benefits provided to such employees immediately following the Closing Date (excluding special retention bonuses paid or payable with respect to arrangements established to ensure continuity of employment arising from this transaction); provided, however, that (A) except as otherwise set forth in any agreement (other than this Agreement) with any employee of the Company or any Company Subsidiary or applicable law, nothing herein shall preclude the Buyer, the Company or any Company Subsidiary from terminating the employment of any employee at any time on or after the Closing, and (B) nothing herein shall require the Buyer to provide or maintain any particular plan or benefit which was provided to or maintained for employees of the Company or any Company Subsidiary prior to the Closing.

(b) Except as specifically provided herein, the Buyer shall, and shall cause, service rendered by employees of the Company and each Company Subsidiary prior to the Closing Date to be taken into account for all purposes including participation, coverage, vesting and level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan), as applicable, under all employee benefit plans, programs, policies and arrangements of the Buyer and its subsidiaries (including the Company and each Company Subsidiary) from and after the Closing Date, to the same extent as such service was taken into account under corresponding plans of the Company and each Company Subsidiary for such purposes; provided, however, that nothing herein shall result, or be construed to result, in the duplication of any benefits. Without limiting the foregoing, employees of the Company and each Company Subsidiary will not be subject to any pre-existing condition or limitation under any health or welfare plan of the Buyer or its subsidiaries (including the Company and each Company Subsidiary) for any condition for which such employee would have been entitled to coverage under the corresponding plan of the Company and each Company Subsidiary in which such employee participated immediately prior to the Closing Date. The Buyer shall, and shall cause, such employees to be given credit under such plans for co-payments made, and deductibles satisfied, prior to the Closing Date.

(c) Without in any way limiting the application of the provisions in Section 7.10(a), with respect to any employee of the Company or any Company Subsidiary who participates in the Company’s Executive/Senior Management Plan for fiscal year 2011 as in effect on the date hereof (the “2011 Bonus Plan”), the Buyer shall, or shall cause the Company and each Company Subsidiary to, make all bonus payments required to be made under the 2011 Bonus Plan in accordance with the terms of the 2011 Bonus Plan to the extent such obligations are reflected as a Current Liability shown on the face of the finally determined Statement.

(d) Notwithstanding anything to the contrary herein, nothing contained in this Section 7.10 shall (i) confer any rights, remedies or claims upon any employee of the Company or any Company Subsidiary or (ii) be considered to be an amendment of any Company Plan.

7.11 Escrow Agreement. On or prior to the Closing Date, the Seller, the Buyer and Wells Fargo Bank, National Association (the “Escrow Agent”) shall enter into an escrow agreement in respect of the Indemnity Escrow Amount, substantially in the form attached hereto as Exhibit C (the “Escrow Agreement”).

7.12 Restrictive Covenant Agreement. Contemporaneously with the execution and delivery of this Agreement, each Person listed on Schedule 7.12 hereto and the Buyer or a Company Subsidiary, as applicable, shall enter into a mutually acceptable non-competition, non-solicitation and confidentiality agreement (each, a “Restrictive Covenant Agreement”), as further set forth on Schedule 7.12 hereto. With respect to each Restrictive Covenant Agreement to which any Company Subsidiary is a party, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, the Company shall not, and shall cause the Company Subsidiaries not to, amend, modify, cancel or terminate any such Restrictive Covenant Agreement.

7.13 Tax Matters. Promptly following the execution and delivery of this Agreement, the Company shall request an automatic extension to file the Company’s consolidated federal income Tax Return and state income Tax Returns for the year ended June 30, 2011. Until the earlier of the Closing and such time as this Agreement is terminated in accordance with Article 10, the Company shall not file such Tax Returns. The Company shall file such Tax Returns at the time the Statement of Closing Working Capital becomes final. Such Tax Returns shall be prepared consistently with point 6 of Exhibit B and shall show a final tax liability equal to the amounts included in the Final Working Capital with respect thereto. In the event that the estimated state income Tax payments of the Company (made prior to the Closing Date) for the period ended June 30, 2011, result in an income Tax refund from the State of North Carolina or the State of California to the Company or the Buyer after the Closing Date, the Company shall pay to the Seller an amount equal to such refund received in amount not to exceed $2,000 with respect to North Carolina and $26,800 with respect to California, less any reasonable expenses of the Company or the Buyer to obtain such refund (not to include any costs associated with the preparation and filing of the applicable state income Tax Returns), within ten (10) Business Days after the receipt of such refund or the time at which such refund is used to reduce the Taxes (including estimated Taxes) otherwise payable by the Company. The Buyer shall use commercially reasonable efforts to obtain such North Carolina and California income Tax Refunds. Neither the North Carolina nor the California Tax refund shall be included in the Statement of Closing Working Capital or the Final Working Capital.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER

The obligations of the Buyer under this Agreement shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Buyer:

8.1 Representations and Warranties Accurate. Other than the representations and warranties of the Seller contained in Section 4.1, Section 4.2 and

Section 4.5, the representations and warranties of the Seller contained in Article 4 shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date). The representations and warranties of the Seller contained in Section 4.1, Section 4.2 and Section 4.5 shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to a specific date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date). Other than the representations and warranties of the Company contained in Section 5.2, Section 5.3 and Section 5.4, the representations and warranties of the Company contained in Article 5 shall be true and correct on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case each such representation and warranty shall be true and correct as of such earlier date); provided, however, that the foregoing portion of this condition shall be considered satisfied unless the failure of such representations or warranties to be true and correct, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The representations and warranties of the Company contained in Section 5.2, Section 5.3 and Section 5.4 shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to a specific date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date).

8.2 Performance. The Company and the Seller shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by them prior to or on the Closing Date.

8.3 Officer’s Certificate. The Company, with respect to it, and the Seller, with respect to it, shall have delivered to the Buyer a certificate, signed by an executive officer of the Company in the case of the Company, and an executive officer of the Seller in the case of the Seller, dated as of the Closing Date, certifying the matters set forth in Sections 8.1 and 8.2.

8.4 Legal Prohibition. On the Closing Date, there shall exist no injunction or other order issued by any Governmental Authority or court of competent jurisdiction which prohibits the consummation of the transactions contemplated under this Agreement.

8.5 HSR Act; Governmental Approvals.

(a) All required filings under the HSR Act shall have been completed and all applicable time limitations thereunder shall have expired without a request for further information by the relevant federal authorities under the HSR Act, or in the event of such a request for further information, the expiration of all applicable time limitations under the HSR Act shall have occurred without the objection of such federal authorities.

(b) All Governmental Authorities, the consent of which is necessary under any applicable law, including Antitrust Laws, for the consummation of the transactions contemplated by this Agreement shall have consented to the transactions contemplated by this Agreement.

8.6 Stock Certificates. The Seller shall have delivered or caused to be delivered to the Buyer the certificates representing the Shares as provided in Section 2.2(a).

8.7 Payoff Letters. The Buyer shall have received payoff letters reasonably acceptable to it with respect to the payment of the Credit Facilities Payoff Amount and the release of all of the Encumbrances related thereto.

8.8 FIRPTA Affidavit. The Buyer shall have received an affidavit of an officer of the Seller sworn to under penalty of perjury, setting forth the Seller’s name, address and Federal tax identification number and stating that the Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

8.9 No Material Adverse Effect. From the date of this Agreement, there shall not have occurred any Material Adverse Effect.

8.10 Audited Financial Statements. The Buyer shall have received the audited consolidated balance sheet of the Company and the Company Subsidiaries as of June 30, 2011, and the related consolidated statements of operations, shareholders’ deficit and cash flows of the Company and the Company Subsidiaries for the year ended June 30, 2011, together with the notes and schedules thereto (the “2011 Audited Financial Statements”) and an unqualified written opinion of the Company’s independent auditors thereon and the audited income statement shall be consistent in all material respects, without giving effect to any differences resulting from a reclassification of certain expenses under different line items as required by GAAP, to the unaudited income statement included in the Unaudited Financial Statements; provided that this condition shall automatically be deemed satisfied on the day following the full third (3rd) Business Day after receipt of the 2011 Audited Financial Statements by Buyer if Buyer does not notify the Company in writing prior to such date that it reasonably believes in good faith that this condition has not been satisfied.

8.11 Secretary’s Certificates. The Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of each of the Seller and the Company certifying (a) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Seller or the Company, as applicable, authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and (b) the names and signatures of the officers of

Seller or the Company, as applicable, authorized to sign this Agreement and the other documents to be delivered hereunder.

8.12 Escrow Agreement. The Escrow Agreement shall have been executed and delivered by each party thereto.

8.13 Restrictive Covenant Agreement. Each Restrictive Covenant Agreement shall be in full force and effect.

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER

The obligation of the Seller to effect the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Seller:

9.1 Representations and Warranties Accurate. The representations and warranties of the Buyer contained in Article 6 which are not subject to a materiality qualification shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects on such earlier date) and the representations and warranties of the Buyer which are subject to a materiality qualification, shall be true and correct in all respects on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct on such earlier date).

9.2 Performance. The Buyer shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

9.3 Officer Certificate. The Buyer shall have delivered to the Company a certificate, signed by an executive officer of the Buyer, dated as of the Closing Date, certifying the matters set forth in Sections 9.1 and 9.2.

9.4 Legal Prohibition. On the Closing Date, there shall exist no injunction or other order issued by any Governmental Authority or court of competent jurisdiction which prohibits the consummation of the transactions contemplated under this Agreement.

9.5 HSR Act; Governmental Approvals.

(a) All required filings under the HSR Act shall have been completed and all applicable time limitations thereunder shall have expired without a request for further information by the relevant federal authorities under the HSR Act, or in the event of such a request for further information, the expiration of all applicable time limitations under the HSR Act shall have occurred without the objection of such federal authorities.

(b) All Governmental Authorities, the consent of which is necessary under any applicable law, including Antitrust Laws, for the consummation of the transactions contemplated by this Agreement shall have consented to the transactions contemplated by this Agreement.

9.6 Escrow Agreement. The Escrow Agreement shall have been executed and delivered by each party thereto.

ARTICLE 10

TERMINATION

10.1 Termination. This Agreement may be terminated on or prior to the Closing Date as follows:

(i) by the mutual consent of the Buyer and the Seller;

(ii) at the election of the Buyer or the Seller if the Closing Date shall not have occurred on or before October 31, 2011 (the “Termination Date”); provided, however, that the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein at the time of such termination;

(iii) by the Buyer (if it is not in material breach of its representations, warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Sections 9.1 or 9.2 not to be satisfied), upon written notice to the Seller, if there has been a material violation, breach or inaccuracy of any representation, warranty, covenant or agreement of the Company or the Seller contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Sections 8.1 or 8.2 not to be satisfied, and such violation, breach or inaccuracy has not been waived by the Buyer or cured by the Seller, as applicable, within 10 Business Days after receipt by the Seller of written notice thereof from the Buyer or is not reasonably capable of being cured prior to the Termination Date;

(iv) by the Seller (if neither it nor the Company is in material breach of its representations, warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Sections 8.1 or 8.2 not to be satisfied), upon written notice to the Buyer, if there has been a material violation, breach or inaccuracy of any representation, warranty, agreement or covenant of the Buyer contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Sections 9.1 or 9.2 not to be satisfied, and such violation, breach or inaccuracy has not been waived by the Seller or cured by the Buyer within 10

Business Days after receipt by the Buyer of written notice thereof from the Seller or is not reasonably capable of being cured prior to the Termination Date;

(v) by the Buyer or the Seller if a court of competent jurisdiction or other Governmental Authority shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated under this Agreement and such order or action shall have become final and nonappealable.

10.2 Survival After Termination. If this Agreement is terminated by the parties in accordance with Section 10.1 hereof, this Agreement shall become void and of no further force and effect; provided, however, that none of the parties hereto shall have any liability in respect of a termination of this Agreement, except that the provisions of Section 7.2(b) (Confidential Information), 12.1 (Expenses), 12.12 (Governing Law), 12.13 (Dispute Resolution), 12.14 (Consent to Jurisdiction) and 12.15 (Waiver of Jury Trial) shall survive the termination of this Agreement and that nothing herein shall relieve any party from any liability for any material breach of the provisions of this Agreement prior to the termination of this Agreement.

ARTICLE 11

INDEMNIFICATION

11.1 Survival. Each of the representations and warranties of the Seller contained in Article 4 (other than the Seller Specified Representations), of the Seller and the Company contained in Article 5 (other than the Company Specified Representations and the Other Representations) and of the Buyer contained in Article 6 (other than the Buyer Specified Representations) shall survive until the first anniversary of the Closing Date. Each of the Seller Specified Representations, the Company Specified Representations and the Buyer Specified Representations shall survive until the second anniversary of the Closing and the Other Representations shall survive until December 27, 2012. Each of the covenants and agreements of the parties set forth in this Agreement shall survive the Closing Date until the first anniversary of the Closing Date; provided that the covenants and agreements contained herein requiring performance after the Closing Date shall survive in accordance with their terms. The indemnification provided in Section 11.2(a)(vii) shall survive until (A) with respect to any North Carolina income and franchise Taxes for any taxable period ending on or before the Closing Date for which no Tax Return is filed on or prior to April 15, 2012, April 15, 2012 and (B) with respect to any North Carolina income and franchise Taxes for any taxable period ending on or before the Closing Date for which a Tax Return is filed on or prior to April 15, 2012, either (i) April 15, 2015 or (ii) if a Tax proceeding (as defined in Section 5.12) with respect to North Carolina income or franchise Taxes has commenced on or before April 15, 2015 with respect to one or more such Tax Returns, until the expiration of the applicable statute of limitations on assessment of Tax for the years subject to such Tax proceeding. If any Claims Notice (as defined below) is given in good faith in accordance with the terms of Section 11.4 on or prior to the applicable survival date set forth in this Section 11.1 (as applicable, the “Cut-Off Date”) the claims specifically set forth in the Claims Notice shall survive until such time as such claim is finally resolved.

11.2 Indemnification by the Seller; Indemnification by the Buyer.

(a) Subject to the limitations set forth herein, from and after the Closing Date, the Seller agrees to indemnify and hold harmless the Buyer, its Affiliates and their respective officers, directors, employees, shareholders, partners, and members (each, a “Buyer Indemnitee”) from and against any and all losses, liabilities, expenses (including reasonable attorneys’ fees), claims, suits, actions and damages (collectively, “Losses”) arising from, or in connection with, (i) any breach or inaccuracy of any representation or warranty (other than any Seller Specified Representation) made by the Seller in this Agreement or in the certificate delivered pursuant to Section 8.3, (ii) any breach of any covenant or agreement made hereunder by the Seller, (iii) any breach of any covenant or agreement made hereunder by the Company or any Company Subsidiary (solely with respect to covenants and agreements to be made or performed by the Company or any Company Subsidiary prior to Closing), (iv) any breach or inaccuracy of any representation or warranty (other than any Company Specified Representation) made by the Seller or the Company in this Agreement or in the certificate delivered pursuant to Section 8.3, (v) any breach or inaccuracy of any Seller Specified Representation made by the Seller or breach or inaccuracy of any Company Specified Representation made by the Seller or the Company in this Agreement or in the certificate delivered pursuant to Section 8.3, (vi) any breach or inaccuracy of any of the Other Representations made by the Seller or the Company in this Agreement or in the certificate delivered pursuant to Section 8.3 or (vii) seventy five percent (75%) of any North Carolina income or franchise Taxes of the Company or any Company Subsidiary for all taxable periods (or portions thereof) ending on or before the Closing Date.

(b) Subject to the limitations set forth herein, from and after the Closing Date, the Buyer hereby agrees to indemnify and hold harmless, the Seller, its officers, directors, employees, shareholders, partners, members and Affiliates, and prior to the Closing, the Company and each Company Subsidiary and their respective officers, directors and employees (each, a “Seller Indemnitee,” and together with the Buyer Indemnitees, the “Indemnitees” and each an “Indemnitee”), from and against any Losses arising from, or in connection with, any (i) breach or inaccuracy of any representation or warranty (other than any Buyer Specified Representation) made by the Buyer in this Agreement or in the certificate delivered pursuant to Section 9.3, (ii) breach of any covenant or agreement made by the Buyer, and after the Closing, the Company and each Company Subsidiary, in this Agreement or (iii) breach or inaccuracy of any Buyer Specified Representation made by the Buyer in this Agreement or in the certificate delivered pursuant to Section 9.3.

11.3 Limitations on Indemnification.

(a) Notwithstanding anything in this Agreement to the contrary, except in the event of fraud, in no event shall the cumulative indemnification obligations of the Seller under Section 11.2(a) (other than Section 11.2(a)(v)) exceed the then existing Cap; provided, that the cumulative indemnification obligations of the Seller under Section 11.2(a)(v) shall in no event exceed the Final Purchase Price less any amounts paid by Seller to the Buyer Indemnitees under Article 11 of this Agreement (including payments made from the Indemnity Escrow Amount); provided, further, that the cumulative indemnification obligations of the Seller under Section 11.2(a)(vii) shall be subject to the Cap and in no event exceed $2,000,000.

(b) Notwithstanding anything in this Agreement to the contrary, no indemnification claims for Losses shall be asserted by the Seller Indemnitees or the Buyer Indemnitees, respectively, under Article 11 (other than Section 11.2(a)(v), (vi) and (vii) with respect to indemnification claims asserted by the Buyer Indemnitees, or Section 11.2(b)(iii), with respect to indemnification claims asserted by the Seller Indemnitees) unless any individual Loss or group or series of related Losses exceeds $20,000 (such Loss or group or series of related Losses that does not exceed $20,000, the “DeMinimis Losses”).

(c) Notwithstanding anything in this Agreement to the contrary, the Seller shall not be liable to the Buyer Indemnitees for indemnification under Section 11.2(a) (other than Section 11.2(a)(v), (vi) and (vii)) until the aggregate amount of all Losses that would otherwise be payable thereunder (which shall not include for such purposes DeMinimis Losses) exceed 1% of the Final Purchase Price (the “Basket Amount”), whereupon the Buyer Indemnitees shall be entitled to receive only amounts for Losses in excess of the Basket Amount, in which case, the Buyer Indemnitees shall be entitled to indemnification for the amount of such Losses up to the limits set forth in Section 11.3(a).

(d) Notwithstanding anything in this Agreement to the contrary, the Buyer shall not be liable to the Seller Indemnitees for indemnification under Section 11.2(b) (other than Section 11.2(b)(iii)) until the aggregate amount of all Losses that would otherwise be payable thereunder (which shall not include for such purposes DeMinimis Losses) exceed the Basket Amount, whereupon the Seller Indemnitees shall be entitled to receive only amounts for Losses in excess of the Basket Amount, in which case, the Seller Indemnitees shall be entitled to indemnification for the amount of such Losses up to the then available Indemnity Escrow Amount (as reduced from time to time to reflect payments for indemnification made by the Buyer hereunder).

(e) Notwithstanding anything to the contrary in this Agreement, except in the event of fraud, or with respect to breaches or inaccuracies of any of the Seller Specified Representations and the Company Specified Representations, Buyer shall have recourse for indemnification under this Article 11 solely to, and to the extent of, the then available Indemnity Escrow Amount in accordance with Section 11.10; provided, that, from and after the date that is immediately following the first anniversary of the Closing Date until December 27, 2012 or, in the case of an indemnification claim under Section 11.2(a)(vii), until the applicable Cut-Off Date if later than December 27, 2012, the Buyer shall have recourse for indemnification under Sections 11.2(a)(vi) and (vii) solely to, and to the extent of, the then available Cap; provided, further, that in no event shall the amount of Losses paid by the Seller under Section 11.2(a) exceed the Final Purchase Price less any amounts paid by Seller to the Buyer Indemnitees under Article 11 of this Agreement (including payments made from the Indemnity Escrow Amount).

(f) No party hereto shall be obligated to indemnify any other Person with respect to (i) any Losses with respect to any matter if such matter was included in the calculation of the adjustment to the Estimated Purchase Price pursuant to Section 2.3 (to the extent so included), (ii) for any Losses for which a Claims Notice was not duly delivered prior to the applicable Cut-Off Date.

(g) For purposes of this Article 11, any inaccuracy in or breach of any representation or warranty (other than the representations and warranties in Section 5.7 (Financial Statements), Section 5.19(ii) (Absence of Certain Changes or Events) and Section 5.27 (Internal Controls)) shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty; provided, however, any such qualification shall not be disregarded solely to the extent that it modifies the identification of applicable lists of agreements, contracts, instruments or permits.

11.4 Indemnification Claim Process.

(a) All claims for indemnification by either a Seller Indemnitee or Buyer Indemnitee under this Article 11 shall be asserted and resolved in accordance with Sections 11.4, 11.5 and 11.10.

(b) If a Buyer Indemnitee intends to seek indemnification for a Third Party Claim pursuant to this Article 11, the Buyer Indemnitee shall promptly, but in no event more than thirty (30) calendar days following such Buyer Indemnitee’s knowledge of such claim, notify the Seller in writing of such claim, describing such claim in reasonable detail and the amount or estimated amount of such Losses (the “Claims Notice”). The failure to give such prompt written notice shall not, however, relieve the Seller of its indemnification obligations, except and only to the extent that the Seller forfeits rights or defenses by reason of such failure.

(c) If a Seller Indemnitee intends to seek indemnification for a Third Party Claim pursuant to this Article 11, the Seller Indemnitee shall promptly, but in no event more than thirty (30) calendar days following the Seller’s knowledge of such claim, deliver a Claims Notice to the Buyer. The failure to give such prompt written notice shall not, however, relieve the Buyer of its indemnification obligations, except and only to the extent that the Buyer forfeits rights or defenses by reason of such failure.

(d) The Indemnitor shall have thirty (30) days from the date on which the Indemnitor received the Claims Notice to notify the Indemnitee that the Indemnitor desires to assume the defense or prosecution of the Third Party Claim and any litigation resulting therefrom with counsel reasonably acceptable to the Indemnitee; provided, that the Indemnitor shall not be entitled to assume such defense if (i) such Third Party relates to or arises in connection with any criminal allegation, (ii) such Third Party Claim seeks an injunction or equitable relief against an Indemnitee, (iii) an adverse determination with respect to such Third Party Claim would be materially detrimental to or materially injure the Indemnitee’s reputation or future business prospects, or (iv) the Indemnitee reasonably believes that the Losses relating to such Third Party Claim could exceed the maximum amount that such Indemnitee could then be entitled to recover under this Article 11. If the Indemnitor assumes the defense of such claim in accordance herewith: (i) the Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of such Third Party Claim, but the Indemnitor shall control the investigation, defense and settlement thereof; (ii) the Indemnitee shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnitor; and (iii) the Indemnitor shall not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnitee (which shall not be unreasonably withheld) unless the judgment or settlement provides solely for the payment of money, the Indemnitor makes such payment in full and the Indemnitee receives an unconditional release. The parties shall act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims, and cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnitor has assumed the defense of such Third Party Claim, the Indemnitor will not be obligated to indemnify the Indemnitee hereunder with respect to any settlement entered into or any judgment consented to without the Indemnitor’s prior written consent (which shall not be unreasonably withheld).

(e) If the Indemnitor does not assume the defense of such Third Party Claim within thirty (30) days of receipt of the Claims Notice, the Indemnitee will be entitled to assume such defense, at its sole cost and expense (or, if the Indemnitee incurs a Loss with respect to the matter in question for which the Indemnitee is entitled to indemnification pursuant to Article 11, at the expense of the Indemnitor), upon delivery of notice to such effect to the Indemnitor; provided, however, that: the Indemnitor (i) shall have the right to participate in the defense of the Third Party Claim at its sole cost and expense and (ii) shall not be obligated to indemnify the Indemnitee hereunder for any settlement entered into or any judgment consented to without the Indemnitor’s prior written consent.

(f) The Buyer Indemnitee shall, and shall cause the Company and the Company Subsidiaries to, provide reasonable cooperation with the Seller in all aspects of any investigation, defense, pretrial activities, trial, compromise, settlement or discharge of any claim in respect of which a Buyer Indemnitee is seeking indemnification pursuant to this Article 11 that the Seller has elected to control, including, but not limited to, by providing the Seller with reasonable access to books, records, employees and officers (including as witnesses) of the Company and the Company Subsidiaries.

11.5 Indemnification Procedures for Non-Third Party Claims. The Indemnitee will deliver a Claims Notice to the Indemnitor promptly upon its discovery of any matter for which the Indemnitor may be liable to the Indemnitee hereunder that does not involve a Third Party Claim, which Claims Notice shall also (a) state that the Indemnitee has paid or properly accrued Losses or anticipates that it will incur liability for Losses for which such Indemnitee is entitled to indemnification pursuant to this Agreement, and (b) the date such item was paid or accrued. The Indemnitee shall reasonably cooperate and assist the Indemnitor in determining the validity of any claim for indemnity by the Indemnitee and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

11.6 Exclusive Remedy. Notwithstanding anything to the contrary herein, except in the case of fraud or in connection with a dispute under Section 2.3 (which shall be governed exclusively by Section 2.3), the indemnification provisions of Article 11 shall be the sole and exclusive remedy of parties following the Closing for any and all breaches or alleged breaches of any representations, warranties, covenants or agreements of the parties, or any other provision of this Agreement or the transactions contemplated hereby. For the avoidance of doubt, (a) the Buyer hereby acknowledges and agrees that all Losses of the Company and the Company Subsidiaries, other than those for which a Buyer Indemnitee is entitled to recover in accordance with this Article 11, shall be the sole responsibility of the Buyer, and after the Closing, the Company and the Company Subsidiaries and (b) the Seller hereby acknowledges and agrees that the Seller shall have no right of contribution or other claim against the Company with respect to any breach of any covenant or agreement made hereunder by the Company or any Company Subsidiary (solely with respect to covenants and agreements to be made or performed by the Company or any Company Subsidiary prior to Closing) or any breach or inaccuracy of any of the Company Representations.

11.7 Calculation of Losses; Limitations. The amount of any Loss for which indemnification is provided under this Article 11 shall be net of any amounts actually recovered by any Indemnitee under insurance policies with respect to such Loss (provided, however, with respect to any Buyer Indemnitee, such reduction shall apply only with respect to amounts actually recovered under insurance policies maintained by the Company or any Company Subsidiary prior to the Closing Date) and net of amounts accrued on the Company or any Company Subsidiary’s balance sheet as of the Closing Date and included in Closing Working Capital with respect to such Loss, and shall be (i) increased to take account of any net Tax cost actually incurred by the Indemnitee arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit actually realized by the Indemnitee arising from the incurrence or payment of any such Loss. In computing the amount of any such

Tax cost or Tax benefit, the Indemnitee shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss.

11.8 Tax Treatment of Indemnity Payments. Unless otherwise required by applicable law, any indemnity payment made under this Agreement shall be treated by all parties as an adjustment to the Final Purchase Price for all federal, state, local and foreign Tax purposes, and the parties shall file their Tax Returns accordingly.

11.9 Subrogation. In the event of payment by or on behalf of any Indemnitor to any Indemnitee (including pursuant to this Article 11) in connection with any claim or demand by any Person other than the parties hereto or their respective Affiliates, such Indemnitor shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such claim or demand against any claimant or plaintiff asserting such claim or demand. Such Indemnitee shall cooperate with such Indemnitor in a reasonable manner, and at the cost of such Indemnitor, in presenting any subrogated right, defense or claim.

11.10 Indemnity Escrow.

(a) In the event any Buyer Indemnitee shall have, prior to the first anniversary of the Closing Date, delivered a Claims Notice in respect of indemnification under this Agreement, such Buyer Indemnitee and the Seller shall negotiate in good faith to reach an agreement upon (i) the Buyer Indemnitee’s right for indemnification under this Agreement and the amount of such Buyer Indemnitee’s Losses and (ii) the amount on deposit in the Indemnity Escrow account that should be reserved (the “Reserved Amount”) in respect of such Claims Notice. Pending or absent a mutual agreement of the Reserved Amount in respect of any Claims Notice, the Reserved Amount therefor shall be the amount in good faith estimate by the Buyer Indemnitee based on back-up documentation containing such detail as is reasonable under the circumstances.

(b) Upon the agreement by the Seller and the Buyer Indemnitee or as finally determined by a court of competent jurisdiction in respect of any Claims Notice, the Seller and the Buyer shall jointly instruct the Escrow Agent under the Escrow Agreement to pay to the Buyer Indemnitee the lesser of (i) the amount of the Losses in respect of such Claims Notice and (ii) the balance then on deposit in the Indemnity Escrow Account.

(c) On the first anniversary of the Closing Date, the Seller and the Buyer shall jointly instruct the Escrow Agent under the Escrow Agreement to pay to Seller the excess of the balance then on deposit in the Indemnity Escrow Account over the aggregate Reserved Amounts in respect of all unresolved claims for indemnification made by the Buyer Indemnitees prior to such date, in each case, if any.

(d) Following the first anniversary of the Closing Date, from time to time, upon resolution of any Claims Notice in respect of any individual claim for indemnification made by the Buyer Indemnitees and the appropriate amount from the Indemnity Escrow Account shall have been paid to the Buyer Indemnitees in respect of such Claims Notice, the Seller and the Buyer shall jointly instruct the Escrow Agent to release to Seller the excess of the balance then on deposit in the Indemnity Escrow Account over the aggregate Reserved Amounts in respect of all remaining unresolved claims for indemnification made by the Buyer Indemnitees prior to such date, in each case, if any.

ARTICLE 12

MISCELLANEOUS

12.1 Expenses. Except as expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses; provided, however, if the Closing occurs, any Company Expenses not otherwise taken into account in determining the Estimated Purchase Price shall remain the responsibility of the Seller.

12.2 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

12.3 Entire Agreement. This Agreement including the Schedules and Exhibits attached hereto which are deemed for all purposes to be part of this Agreement, and the other documents, delivered pursuant to this Agreement and the Confidentiality Agreement, contain all of the terms, conditions and representations and warranties agreed upon or made by the parties relating to the subject matter of this Agreement and the businesses and operations of the Company and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their representatives, oral or written, respecting such subject matter.

12.4 Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement.

12.5 Notices. Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made if (i) in writing and served by personal delivery upon the party for whom it is intended, (ii) if delivered by facsimile with receipt confirmed, or (iii) if delivered by certified mail, registered mail, courier service, return-receipt received to the party at the address set forth below, with copies sent to the Persons indicated:

If, to the Seller or, prior to the Closing, the Company or the Company Subsidiaries:

c/o KPS Capital Partners, LP 485 Lexington Avenue, 31st Floor New York, NY 10017 Attention: Raquel Vargas Palmer Facsimile: (212) 867-7980

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 Attention: Angelo Bonvino, Esq. Facsimile: (212) 757-3990

If to the Buyer or, after the Closing, to the Company or the Company Subsidiaries:

Domtar Corporation 395 de Maisonneuve Blvd. West Montreal, QC H3A 1L6. Canada Attention: Zygmunt Jablonski Facsimile: (514) 848-6850

With a copy to:

Troutman Sanders LLP 600 Peachtree Street, Suite 5200 Atlanta, Georgia 30308 Attention: W. Brinkley Dickerson Jr. Facsimile: (404) 962-6743

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 12.5.

12.6 Exhibits and Schedules.

(a) Any matter, information or item disclosed in the Schedules delivered under any specific representation, warranty or covenant or Schedule number hereof, shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation, warranty or covenant in this Agreement in respect of which such disclosure is reasonably apparent on its face. The inclusion of any matter, information or item in any Schedule to this Agreement shall not be deemed to constitute an admission of any liability by the Seller or the Company to any third party or otherwise imply, that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement.

(b) The Schedules and Exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

12.7 Waiver. Waiver of any term or condition of this Agreement by any party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.

12.8 Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion; provided, however, that the Buyer may, without the prior written consent of any other party, assign all or any portion of its rights under this Agreement to one or more of its Affiliates; provided, further, that no assignment shall relieve the assigning party of any of its obligations hereunder. Any purported assignment without such required prior written consents shall be void.

12.9 No Third Party Beneficiary. Nothing in this Agreement shall confer any rights, remedies or claims upon any Person or entity not a party or a permitted assignee of a party to this Agreement, except for the current and former officers, directors and employees of the Company as set forth in Section 7.6, Article 11 and Section 12.11.

12.10 Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.

12.11 Release. Except in the case of fraud and as provided in Article 11 and all other documents delivered pursuant to this Agreement, the Buyer agrees (and, from and after the Closing, shall cause the Company and each Company Subsidiary to agree) that none of KPS Capital Partners, L.P., its Affiliates (other than the Company or any Company Subsidiary), the current or former employees, officers and directors of KPS Capital Partners, L.P. and of any of its Affiliates (other than the Company or any Company Subsidiary) as of or prior to the Closing Date shall have any liability or responsibility to the Buyer or the Company or any Company Subsidiary for (and the Buyer hereby unconditionally releases (and from and after the Closing shall cause the Company and each Company Subsidiary to unconditionally release) KPS Capital Partners, L.P., any of its Affiliates (other than the Company or any Company Subsidiary) and any of their current or former employees, officers and directors from) any obligations or liability:

(a) arising out of, or relating to, the organization, management, operation of the businesses of the Company or any Company Subsidiary relating to any matter, occurrence, action or activity on or prior to the Closing Date;

(b) relating to this Agreement and the transactions contemplated hereby;

(c) arising out of or due to any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement, the Schedules and Exhibits hereto or in any certificate contemplated hereby and delivered in connection herewith; or

(d) relating to any information (whether written or oral), documents or materials furnished by or on behalf of the Seller, the Company and the Company Subsidiaries, including the Information, except with respect to the Seller, as specifically provided in this Agreement.

12.12 Governing Law and Jurisdiction. This Agreement and any claim or controversy hereunder shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflict of laws thereof.

12.13 Dispute Resolution. The parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by negotiation between executives who have authority to settle the controversy. Any party may give the other party written notice of any dispute. Within 15 days after delivery of the notice, the receiving party shall submit to the other a written response. The notice and response shall include with reasonable particularity (a) a statement of each party’s position and a summary of arguments supporting that position, and (b) the name and title of the executive who will represent that party and of any other person who will accompany the executive. Within 30 days after delivery of the notice, the executives of both parties shall meet at a mutually acceptable time and place. Unless otherwise agreed in writing by the negotiating parties, the above-described negotiation shall end at the close of the first meeting of executives described above (the “First Meeting”). Such closure shall not preclude continuing or later negotiations, if desired. At no time prior to the First Meeting shall either side initiate a legal action related to this Agreement except to pursue a provisional remedy that is authorized by law or by agreement of the parties. However, this limitation is inapplicable to a party if the other party refuses to comply with the requirements of this Section 12.13.

12.14 Consent to Jurisdiction and Service of Process. Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby may only be instituted in any state or federal court in the State of Delaware, and each party waives any objection which such party may now or hereafter have to the laying of the venue of any such action, suit or proceeding, and irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding.

12.15 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED (WHETHER BASED

ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

12.16 Conveyance Taxes. The Buyer and the Seller shall each pay 50% of all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated by this Agreement and the Seller and the Buyer agree to jointly file all required change of ownership and similar statements.

12.17 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof or were otherwise breached and that each party hereto shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions hereof and to specific performance of the terms hereof, in addition to any other remedy at law or equity.

12.18 Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

DOMTAR CORPORATION

By:	/s/ Patrick Loulou
Name:	Patrick Loulou
Title:	SVP Corporate Development

ATTENDS HEALTHCARE HOLDINGS, LLC

By:	/s/ Raquel Palmer
Name:	Raquel Palmer
Title:	Manager

ATTENDS HEALTHCARE, INC.

By:	/s/ R. Todd Browder
Name:	R. Todd Browder
Title:	Chief Financial Officer

Signature Page – Stock Purchase Agreement

Exhibit A

Exh. A – Page 1

Exhibit B

Working Capital Rules

1. .

Exh. B – Page 1

Schedule B-1

Form of Working Capital Calculation

Exh. B – Page 2

Exhibit C

Form of Escrow Agreement

Exh. C – Page 1